EXEMPTION NUMBER: 82-4639

RECEIVED

2007 MAY 11 A 6:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

KGHM Polska Miedź Spółka Akcyjna

z siedzibą w Lubinie

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

7 May 2007
NI/34/2007

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
100 F St., NE
Washington, DC 20549

07023446

SUPPL

Członkowie Zarządu KGHM POLSKA MIEDŹ S.A.:

Krzysztof Skóra
Prezes Zarządu

Maksymilian Bylicki
I Wiceprezes Zarządu

Marek Fusiński
Wiceprezes Zarządu

Stanisław Kot
Wiceprezes Zarządu

Ireneusz Reszczyński
Wiceprezes Zarządu

Enclosed please find the hard copy of the quarterly report of KGHM Polska Miedź S.A. for the first quarter of 2007.

Leszek Mierzwa (contact name)
Executive Director, Equity Supervision
and Investor Relations

Phone: ++48 76 747 81 30
Fax: ++48 76 747 81 39

PROCESSED

MAY 17 2007

THOMSON FINANCIAL

Sincerely

WICEPREZES ZARZĄDU

Marek Fusiński

PREZES ZARZĄDU

Krzysztof Skóra

dw 5/14

Zarejestrowana pod nr KRS 0000023302 w Sądzie Rejonowym dla Wrocławia Fabrycznej, IX Wydział Gospodarczy Krajowego Rejestru Sądowego, gdzie przechowywana jest dokumentacja spółki

Kapitał zakładowy:

2.000.000.000 zł
(z czego wpłacono 2.000.000.000 zł)

POLISH FINANCIAL SUPERVISION AUTHORITY

Quarterly report Q 1 / 2007

RECEIVED

(In accordance with § 86, section 1 point 1 of the Decree of the Minister of Finance dated 19 October 2005 – Journal of Laws Nr 209, item 1744)

for issuers of securities involved in production, construction, trade or services activities

for the first quarter of 2007 comprise the period from 1 January 2007 to 31 March 2007 containing the condensed financial statements according to International Financial Reporting Standards in PLN.

Publication date: 7 May 2007

KGHM Polska Miedź Spółka Akcyjna (name of the issuer)	
KGHM Polska Miedź S.A. (short name of the issuer)	**Metals industry** (issuer branch title to the Warsaw Stock Exchange)
59-301 (postal code)	**Lubin** (city)
Marii Skłodowskiej-Curie (street)	**48** (number)
(48 76) 74 78 200 (telephone)	**(48 76) 74 78 500** (fax)
IR@BZ.KGHM.pl (e-mail)	**www.kghm.pl** (www)
692-000-00-13 (NIP)	**390021764** (REGON)

	in '000 PLN		in '000 EUR	
SELECTED FINANCIALS ITEMS	**1 quarter accrued period from 1 January 2007 to 31 March 2007**	**1 quarter accrued period from 1 January 2006 to 31 March 2006**	**1 quarter accrued period from 1 January 2007 to 31 March 2007**	**1 quarter accrued period from 1 January 2006 to 31 March 2006**
I. Sales	2 643 492	2 460 112	676 725	639 721
II. Operating profit	1 100 876	1 029 081	281 821	267 600
III. Profit before taxation	1 094 888	1 024 795	280 288	266 485
IV. Profit for the period	914 265	829 777	234 049	215 773
V. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VI. Earnings per ordinary share (in PLN/EUR)	4.57	4.15	1.17	1.08
VII. Net cash generated from operating activities	895 418	251 782	229 224	65 473
VIII. Net cash used in investing activities	(503 474)	(224 272)	(128 888)	(58 319)
IX. Net cash used in financing activities	(1 935)	(3 689)	(495)	(959)
X. Total net cash flow	390 009	23 821	99 841	6 195
	At 31.03.2007	**At 31.12.2006**	**At 31.03.2007**	**At 31.12.2006**
XI. Current assets	6 030 823	5 234 938	1 558 554	1 366 396
XII. Non-current assets	7 153 441	7 100 481	1 848 673	1 853 331
XIII. Total assets	13 184 264	12 335 419	3 407 227	3 219 727
XIV. Current liabilities	2 435 566	2 847 051	629 427	743 122
XV. Non-current liabilities	1 387 003	1 320 741	358 445	344 733
XVI. Equity	9 361 695	8 167 627	2 419 355	2 131 872

First Condensed Financial Statements of KGHM Polska Miedź S.A. prepared in accordance with International Financial Reporting Standards approved by the European Union

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed balance sheet

	At	
	31 March 2007	31 December 2006
Assets	**(unaudited)**	
Non-current assets		
Property, plant and equipment	4 463 636	4 378 301
Intangible assets	73 649	75 425
Shares in consolidated subsidiaries	1 915 242	1 894 868
Investments in associates	438 559	438 559
Deferred income tax assets	39 796	130 150
Available-for-sale financial assets	40 358	87 864
Restricted cash and cash equivalents for the period of over 12 months	42 109	32 169
Derivative financial instruments	93 373	16 411
Trade and other receivables	46 719	46 734
	7 153 441	**7 100 481**
Current assets		
Inventories	1 586 234	1 638 271
Trade and other receivables	1 303 044	1 220 583
Held to maturity investments	42 006	-
Available-for-sale financial assets	251 950	-
Derivative financial instruments	370 571	282 648
Cash and cash equivalents	2 477 018	2 093 436
	6 030 823	**5 234 938**
TOTAL ASSETS	**13 184 264**	**12 335 419**
Equity and liabilities		
EQUITY		
Share capital	7 413 573	7 413 573
Other capital	(151 723)	(431 526)
Retained earnings	2 099 845	1 185 580
TOTAL EQUITY	**9 361 695**	**8 167 627**
LIABILITIES		
Non-current liabilities		
Trade and other payables	6 689	6 522
Borrowings	28 823	29 552
Derivative financial instruments	-	881
Liabilities due to employee benefits	815 828	803 875
Provisions due to other liabilities and charges	535 663	479 911
	1 387 003	**1 320 741**
Current liabilities		
Trade and other payables	1 104 414	1 280 402
Borrowings	10 147	10 808
Current income tax liabilities	501 814	400 846
Derivative financial instruments	715 750	1 047 112
Liabilities due to employee benefits	65 849	63 234
Provisions for other liabilities and charges	37 592	44 649
	2 435 566	**2 847 051**
TOTAL LIABILITIES	**3 822 569**	**4 167 792**
TOTAL EQUITY AND LIABILITIES	**13 184 264**	**12 335 419**

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed income statement

	Period	
	for 3 months ended at 31 March 2007	for 3 months ended at 31 March 2006
	(unaudited)	(unaudited)
CONTINUED ACTIVITIES:		
Sales	2 643 492	2 460 112
Cost of sales	(1 483 781)	(1 368 135)
Gross profit	**1 159 711**	**1 091 977**
Selling costs	(20 740)	(19 191)
Administrative expenses	(139 165)	(121 579)
Other operating income	242 208	96 152
Other operating costs	(141 138)	(18 278)
Operating profit	**1 100 876**	**1 029 081**
Financial costs - net	(5 988)	(4 286)
Profit before income tax	**1 094 888**	**1 024 795**
Income tax expense	(180 623)	(195 018)
Profit for the period	**914 265**	**829 777**

Earnings per share during the period
(PLN per share)

- basic/ diluted	4.57	4.15

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed statement of changes in equity

	Share capital	Other capital	Retained earnings	Total equity
At 1 January 2006	**7 413 573**	**(796 709)**	**(520 474)**	**6 096 390**
Impact of cash flow hedging	-	(663 219)	-	(663 219)
Fair value gains on available for sale financial assets	-	2 722	-	2 722
Deferred income tax	-	124 118	-	124 118
Total income/expenses recognised directly in equity	**-**	**(536 379)**	**-**	**(536 379)**
Profit for the period			829 777	829 777
Total recognised income/ expenses	-	**(536 379)**	**829 777**	**293 398**
At 31 March 2006 (unaudited)	**7 413 573**	**(1 333 088)**	**309 303**	**6 389 788**
At 1 January 2007	**7 413 573**	**(431 526)**	**1 185 580**	**8 167 627**
Impact of cash flow hedging	-	342 839	-	342 839
Fair value gains on available for sale financial assets	-	5 781	-	5 781
Deferred income tax	-	(68 817)	-	(68 817)
Total income/expenses recognised directly in equity	**-**	**279 803**	**-**	**279 803**
Profit for the period	-	-	914 265	914 265
Total recognised income/expenses	**-**	**279 803**	**914 265**	**1 194 068**
At 31 March 2007 (unaudited)	**7 413 573**	**(151 723)**	**2 099 845**	**9 361 695**

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed cash flow statement

	Period	
	for 3 months ended at 31 March 2007	for 3 months ended at 31 March 2006
	(unaudited)	(unaudited)
Cash flow from operating activities		
Cash generated from operating activities	953 536	697 789
Income tax paid	(58 118)	(446 007)
Net cash generated from operating activities	**895 418**	**251 782**
Cash flow from investing activities		
Purchase of a subsidiaries	(30 426)	-
Purchase of intangible assets and property, plant and equipment	(274 012)	(195 943)
Proceeds from sale of intangible assets and property, plant and equipment	1 032	425
Purchase of held to maturity financial assets	(41 846)	-
Purchase of available-for-sale financial assets	(200 000)	-
Proceeds from sale of available-for-sale financial assets	1 428	641
Purchase of financial assets financed from resources of Mine Closure Fund	(32 152)	(13 402)
Proceeds from sale of financial assets financed from the resources of Mine Closure Fund	22 212	2 455
Borrowings granted	-	(4 430)
Repayments of borrowings	9 437	4 900
Interest received	140	3 105
Dividends received	50 536	609
Other investment expenses	(9 823)	(22 632)
Net cash used in investing activities	**(503 474)**	**(224 272)**
Cash flow from financing activities		
Repayments of borrowings	(1 000)	(1 800)
Payments of liabilities due to financial leasing	(704)	(1 162)
Interest paid	(231)	(727)
Net cash used in financing activities	**(1 935)**	**(3 689)**
Total net cash flow	**390 009**	**23 821**
Cash and cash equivalents at beginning of the period	2 093 436	1 609 455
Exchange gains/(losses) on cash and cash equivalents	(6 427)	45 377
Cash and cash equivalents at end of the period	**2 477 018**	**1 678 653**
including restricted cash and cash equivalents		1 825

p.o. DYREKTOR GENERALNY
Centrum Usług Księgowych
GŁÓWNY KSIĘGOWY KGHM
Ludmila Mordylak

WICEPREZES ZARZĄDU
Marek Fusiński

PREZES ZARZĄDU
Krzysztof Skóra

(amounts shown are in '000 PLN, unless otherwise indicated)

Notes to the condensed financial statement of KGHM Polska Miedź S.A. prepared for the first quarter of 2007

I. General information

KGHM Polska Miedź S.A. is a joint stock company with its registered head office in Lubin, whose shares are traded on a regulated market, in the "metals industry" sector as defined by the Warsaw Stock Exchange.

The core business of the Company is the production of copper and silver. A detailed description of its activities may be found in the SA-R 2006 report published on 12 March 2007.

The following quarterly report includes condensed financial statements for the following periods:
- the current period from 1 January do 31 March 2007
- the comparable period from 1 January do 31 March 2006

II. Principles applied in preparing the financial statements

1. Basis for preparation

The following financial statements have been prepared under International Financial Reporting Standards approved by the European Union. Presentation of these statements is based on IAS 34, "Interim Financial Reporting", applying these same principles for the current and comparable periods.

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data denominated in EUR:
- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***3.9063 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2007, the rate of ***3.8695 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***3.8456 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2006, the rate of ***3.8312 PLN/EUR.***

3. Accounting principles

The financial statements have been prepared in accordance with the principle of historic cost (adjusted by the effects of hyperinflation with respect to property, plant and equipment and equity), with the exception of available for sale financial assets and derivative instruments.

3.1 Property, plant and equipment

The following assets are considered to be items of property, plant and equipment, which meet the following criteria:
- those which are held by an entity for use in production or supply of goods and services, for rental to others, or for administrative purposes,
- those which are expected to be used during more than one year,
- those in relation to which it is probable that future economic benefits associated with the item will flow to the entity, and
- those whose value may be measured reliably.

Property, plant and equipment includes among others:
- property, i.e. company-owned land, buildings, water- and land-related facilities, mine works and property in the form of separate local units,
- machines, equipment, vehicles and other moveable assets,
- leasehold improvements, and
- assets under construction.

Property, plant and equipment includes as well tangible items used in environmental protection or which assure the security of people and property.

At initial recognition items of property, plant and equipment are measured at cost.

Borrowings costs incurred for the purchase or construction of an item of property, plant and equipment is not recognised in the cost. If payment is deferred beyond normal credit terms (in practice for a period greater than 1 year), its cost is the cash price equivalent. The difference between this amount and the total

(amounts shown are in '000 PLN, unless otherwise indicated)

payment is recognised in profit or loss as interest (i.e. as a discount of liabilities) in financial costs over the period of repayment (settlement) of liabilities.

All borrowing costs incurred in preparing an item of property, plant and equipment for use and any exchange differences which arise from the measurement and realisation of liabilities expressed in a foreign currency which are related to the acquisition or construction of an item of property, plant and equipment are recognised in profit or loss in the period in which they are incurred.

At initial recognition, the Company includes in the costs of property, plant and equipment anticipated costs of future dismantling and removal and of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories. In particular the Company includes in the initial value of items of property, plant and equipment the costs of liquidating such assets after the conclusion of underground and surface mining, as well as of other objects which, in accordance with prevailing law, must be liquidated upon the conclusion of activities.

The costs of mine closure which are included in the initial value of items of property, plant and equipment are depreciated using the straight-line method, beginning from the moment a given item of property, plant and equipment is available for use, and throughout the period described in the schedule for the liquidation of groups of objects within the liquidation of mines.

The costs of liquidating other objects which are included in initial value are depreciated beginning from the moment these assets are available for use, using the straight-line method throughout the period in which the assets to which these objects belong are used.

Property, plant and equipment acquired in the period up to 31.12.1996 and brought into use after this date, for which expenditures were incurred to the end of 1996, were restated to reflect the effects of hyperinflation in accordance with IAS 29, *„Financial reporting in hyperinflationary economies"*. This restatement was based on:

- cost – respecting property, plant and equipment acquired or manufactured in the period from 30.09.1994 to 31.12.1996, and
- their value set on 30.09.1994, following measurement by an expert recognised as deemed cost in accordance with IFRS 1 „First-time adoption of International Financial Reporting Standards" (IFRS 1, pt 17b) – respecting property, plant and equipment acquired prior to 30.09.1994.

At the balance sheet date, items of property, plant and equipment are carried at cost, less any accumulated depreciation and any accumulated impairment losses.

Subsequent expenditures on items of property, plant and equipment (for example to increase the usefulness of an item, for spare parts or on maintenance) are recognised in the carrying amount of a given item or are recognised as separate item of property, plant and equipment (where appropriate) only if it is probable that future economic benefits associated with the item will flow to the entity, and the cost of the item can be measured reliably. All other expenditures on repairs and maintenance are recognised in profit or loss in the period in which they are incurred.

Items of property, plant and equipment (excluding land) **are depreciated** using the straight-line method over their anticipated useful life. When justified, other methods for depreciation of property, plant and equipment are also applied. The residual value and the useful life of an asset as well as the depreciation method are reviewed at each balance sheet date. Any changes resulting from such a review are recognised as a change in accounting estimates.

In setting depreciation rates, and when reviewing these rates as well as residual value and the depreciation methods applied, industrial regulations approved by the Management Board of the Company are used, i.e.: Industry Principles for the Depreciation of Property, Plant and Equipment and Intangible Assets in KGHM Polska Miedź S.A., the Industry Table of Depreciation Rates and the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates applying rates which reflect the useful life of these assets. The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the conclusion of mining operations. Also used in the production line are mining works, which are depreciated individually, over the anticipated life of a given mine, region or level.

The following time ranges have been applied as the anticipated useful life of a given class of property, plant and equipment:

- Buildings and water- and land-related facilities: 25-60 years,
- Machinery and equipment: 4-15 years,
- Vehicles, including railway rolling stock: 3-14 years,
- Other - the useful life is set individually for specific items of property, plant and equipment.

The above useful lives relate to new items of property, plant and equipment. If a used item of property, plant and equipment (acquired, received as contribution in kind) is brought into use, then the depreciation rates are set individually, appropriately to the anticipated life of a given of item of property, plant and

equipment. Individual useful lives are also applied for the depreciation of specialised machinery and equipment.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 *„Non-current assets held for sale and discontinued operations"* or when it is derecognised from the balance sheet.

The basis for the calculation of depreciation is the cost of an item of property, plant and equipment less the residual value.

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole and whose cost is significant in comparison to the cost of the item of property, plant and equipment as a whole, are depreciated separately, applying depreciation rates reflecting their anticipated useful lives.

An asset's carrying amount is written down to its recoverable amount, if the asset's carrying amount (or cash-generating unit to which it belongs) is greater than its estimated recoverable amount. Testing for impairment is performed and any eventual impairment loss is recognised in accordance with the principles described in point „Impairment of non-financial assets".

The asset's carrying amount includes costs of regular and major inspections, including for the purpose of certification, which are required to avoid the occurrence of faults. When such an inspection is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated during the period prior to the next inspection or to the end of the useful life of the asset, whichever event occurs first. Any remaining carrying amount of the cost of the previous inspection is derecognised and is recognised in operating costs as depreciation.

Specialised spare parts and servicing equipment with a significant initial value and a useful life of more than 1 year are recognised as an item of property, plant and equipment. Spare parts and servicing equipment whose use is restricted to only certain items of property, plant and equipment are recognised in a similar manner. Other spare parts and servicing-related equipment are recognised as inventories and accounted for in the income statement at the moment they are used.

The carrying amount of an item of property, plant and equipment is derecognised on disposal, or when no future economic benefits are expected from its use or disposal. The gain or loss arising on the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds (if any) and the carrying amount of the item, and is recognised in the income statement.

3.2 Intangible assets

a) Goodwill

Goodwill represents the excess of the cost of acquisition of an entity over the fair value of the Company's interests in the identifiable net assets of the acquired subsidiary at the date of the acquisition, or of the acquired associate at the date of the acquisition. Goodwill on acquisitions of a subsidiary is recognised in intangible assets. Goodwill on acquisitions of associates is included in investment in associates.

Goodwill is tested annually for impairment and carried at cost less any accumulated impairment losses.

Testing for impairment is performed and any eventual impairment loss is recognised in accordance with the principles described in point „Impairment of non-financial assets".

Goodwill enters into determination of the gain or loss on disposal of subsidiaries and associates.

b) Other intangible assets

Intangible assets are identifiable non-monetary assets without physical substance. In particular the following are recognised as intangible assets:

- acquired computer software,
- acquired property rights – copyrights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, permits for telecommunications activities.

At inception intangible assets are measured at cost.

Any borrowing costs incurred for a particular intangible asset are recognised in the income statement in the period in which they are incurred. If payment for a particular intangible asset is deferred beyond normal credit terms, its cost should be the cash price equivalent. The difference between this amount and the total payment is recognised in profit or loss as interest in financial costs over the period of repayment (settlement) of liabilities.

Exchange differences which arise from the measurement and realisation of liabilities expressed in a foreign currency which are related to the acquisition or construction of an item of intangible assets are recognised in profit or loss in the period in which they are incurred.

At the balance sheet date intangible assets are measured at their cost less any accumulated depreciation and accumulated impairment losses.

Amortisation begins when an intangible asset is available for use. The amortisation of an intangible asset ceases at the earlier of the date that the intangible asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 *„Non-current assets held for sale and discontinued operations"* or when it is derecognised from the balance sheet.

For intangible assets held by the Company, it is assumed that the residual value is zero.

Amortisation of intangible assets is based on the straight-line method, adapted to the expected useful life, which for specific types of intangible assets is as follows:
- Computer programs – 2 - 8 years,
- Licenses for computer software – 2 years,
- Rights to geological information – 50 years,
- Acquired property rights - over a useful life set separately for individual property rights.

KGHM Polska Miedź S.A. does not possess other intangible assets (except of goodwill) having an indefinite useful life, although it does possess intangible assets not yet available for use. The Company does not depreciate such components of intangible assets until they are settled under another group of intangible assets, however they are tested for impairment annually. Any eventual impairment loss is recognised in other operating costs.

The amortisation method and the amortisation rate of intangible assets are subject to review at each balance sheet date in accordance with Industry Principles for the Depreciation of Property, Plant and Equipment and Intangible Assets in KGHM Polska Miedź S.A. Any changes arising from this review are accounted for as a change in an accounting estimate.

Intangible assets are tested for impairment in accordance with principles described in point *„Impairment of non-financial assets"* and in IAS 36 *„Impairment of assets"*. Impairment losses on intangible assets, with the exception of intangible assets not yet available for use, are recognised in operating costs.

Intangible assets are derecognised on disposal or when no further economic benefits are expected from its use or disposal. Gains or losses from the derecognition of an item of intangible assets are set and recognised in profit or loss as the difference between the fair value of proceeds from its disposal (if any) and the carrying value of the intangible asset.

3.3 Development costs

The Company realise development projects which are primarily aimed at reducing copper production costs, both through the direct reduction of production costs as well as through reducing environmental impact, and also by the economic utilisation of by-products. Development projects are also being carried out, aimed at increasing the production capacity of specific sections of the smelters and mines, improving the technical parameters of manufactured products, improving and modernising copper production technology, and improving working conditions where such conditions are especially difficult and have a direct impact on reducing labor productivity.

An intangible asset arising from development is recognised if the entity can demonstrate all of the following:
a) the technical feasibility of completing the intangible asset so that it will be available for use or sale,
b) the intention to complete the intangible asset and use or sell it,
c) its ability to use or sell the intangible asset,
d) how the intangible asset will generate probable future economic benefits,

e) the availability of adequate technical, financial and other resources to complete the development of the intangible asset, and
f) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The cost of internally-generated development work recognised as an element of intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the criteria for recognition as an intangible asset, i.e.:

- the criteria described in points a) to f),
- it is probable that the economic benefits associated with the item will flow to the entity, and
- the cost of the item can be measured reliably.

This cost comprises all directly attributable expenditure necessary to create, produce and prepare the asset to be capable of operating in the intended manner.
Costs incurred during the creation of an intangible asset, from the moment they meet the above criteria for capitalisation, until the completion of the work and the taking of a decision to implement the asset, are recognised as an intangible asset „not available for use". Such capitalised research and development costs are not depreciated until the moment when the given intangible asset is successfully completed and the decision has been taken to implement it. Such intangible assets are tested annually for impairment. If there exists any indication of impairment, the amount of the impairment is recognised in other operating costs.

After initial recognition, an intangible asset is carried at cost (with the exception of intangible assets accounted for as „not yet available for use") less any accumulated amortisation and any accumulated impairment losses.

Internally generated intangible assets are amortised using the straight-line method, during the period of their anticipated use.

The development costs recognised as an intangible asset is tested for impairment in accordance with the principles described in „Impairment of non-financial assets".

Research expenditure is recognised as an expense as incurred.

3.4 Equity investments

a) Subsidiaries

Subsidiaries in the separate financial statements of KGHM Polska Miedź S.A. are all entities over which the Company has the power to govern the financial and operating policies in order to achieve benefits from their activities. This is usually demonstrated when the Company has the majority of the total number of votes in the bodies of these entities and control is by those bodies, i.e. Management Board and Supervisory Board. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests.

In the separate financial statements of KGHM Polska Miedź S.A. investments in consolidated subsidiaries which are not classified as held for sale in accordance with IFRS 5 are recognised at cost, in accordance with IAS 27, „Consolidated and Separate Financial Statements". Any impairment of such investments is recognised in accordance with IAS 36, „Impairment of Assets".

Combinations of economic entities under common control are accounted for by applying the pooling of interests method.

b) Associates

Associated entities are those entities over which the Company has significant influence but does not control, and in which it participates in setting both the financial and operational policy of the entity, which is commonly associated with the ownership of from 20% to 50% of the total number of votes in the entity's bodies.

The net investment in an associated entity includes goodwill, as set at the date of acquisition, less any accumulated impairment losses.

In the financial statements of the Company shares in associates which are not classified as held for sale in accordance with IFRS 5 are recognised at cost, in accordance with IAS 27, *Consolidated and Separate*

Financial Statements, i.e. based on their direct equity share. Any impairment of such investments is recognised in accordance with IAS 36, „Impairment of Assets".

3.5 Investments (financial assets)

In the balance sheet investments are classified as follows:
- financial assets at fair value through profit or loss,
- loans and receivables,
- held to maturity investments,
- available for sale financial assets.

Investments are classified based on the purpose for which the investments were acquired and on the accepted measurement methods and items in the financial statements where their effects are recognised. Classification is made at initial recognition of the financial assets.

Principles for the classification of financial assets by category and their measurement:

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, if so designated by the entity at inception for measurement at fair value through profit or loss. A financial asset may be designated by the entity at inception as measured at fair value through profit or loss only when such classification eliminates or significantly reduces any inconsistency in respect of measurement or recognition (also defined as "an accounting mismatch"), which otherwise would occur due to a different method of measuring assets or of recognising related profits or losses, or if a group of financial assets is managed in a manner in which its results are measured based on fair value, in accordance with documented risk management principles.

Derivatives are also categorised as „held for trading" unless they are designated as hedges.

Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Company transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

Loans and receivables are included in current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are included in non-current assets. Loans and receivables are included in trade and other receivables.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the positive intention and ability to hold to maturity, excepting assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

Also included in this category are shares in unconsolidated subsidiaries, or shares in associates not accounted for using the equity method in the consolidated financial statements, due to their insignificant impact on the financial situation, the financial result and the cash flows of the Group.

Available-for-sale financial assets are non-current assets unless the Company intends to dispose of the investment within 12 months of the balance sheet date.

The above classification respects the measurement of financial instruments, and not their presentation.

The purchase and sale of investments are recognised at the transaction (entered into) date, initially at fair value plus transaction costs, with the exception of financial assets measured at fair value through profit or loss, which are recognised initially at fair value.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred. In a case where substantially all risks and rewards of ownership have not been transferred, investments are derecognised at the moment when the Company loses control over a given asset.

Available-for-sale financial assets and financial assets measured at fair value through profit or loss are subsequently carried at fair value. In the case of available-for-sale financial assets, if the fair value can not be determined and if the asset does not have a set maturity, then it is valued at cost.

Gains and losses from a financial asset which are included in financial assets measured at fair value through profit or loss are included in the income statement in the period in which they arise.

Gains and losses from a financial asset which are included in available-for-sale financial assets are recognised in equity, except for impairment losses, interest and gains and losses due to exchange rate differences on monetary assets. When available-for-sale financial assets are derecognised, the total accumulated gains and losses which had been recognised in equity are recognised in the income statement as gains and losses from the derecognition of investments in available-for-sale financial assets.

The disposal of similar investments having different acquisition costs is done using the FIFO method, i.e. the disposal of assets is measured successively at the costs of those assets which the entity disposed of earlier.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is inactive (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, options valuation models and other techniques/valuation models generally used by the market and refined to reflect the issuer's specific circumstances.

Loans and receivables and held to maturity investments are measured at amortised cost using the effective interest rate.

Financial instruments designated as hedges are included in none of the above categories.

Financial assets at fair value through equity are managed based on their total rate of return, which means that net gains or losses which are transferred to the income statement due to the realisation of financial assets, apart from any changes in fair value, also include other income due to such instruments, such as interest or other paid benefits, or returns on investments.

Impairment of financial assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – set as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss. The reversal of impairment losses on financial debt instruments is recognised in profit or loss if, in a subsequent period, and after recognition of the impairment loss, the fair value of these instruments increases due to events occurring after recognition of the impairment loss.

If there exists evidence of the possibility of the impairment of loans and receivables or of held to maturity investments measured at amortised cost, the amount of the impairment loss is measured as the difference between the carrying value of the asset and the current value of estimated future cash flows discounted by the original effective interest rate for these assets i.e. the effective interest rate at the initial recognition of assets based on a fixed interest rate, and on an effective interest rate from the final revaluation of assets based on a floating interest rate. The adjustments in the carrying amounts of these assets due to credit losses is done through the use of a separate account. Any impairment loss is recognised in the income statement. An impairment loss is reversed if in future periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment. As a result of the reversal of an impairment loss the carrying value of financial assets may not exceed the amount of

amortised cost which would have been set had the impairment loss not been recognised. The reversal of an impairment loss is recognised in the income statement.

In the case of the impairment of unquoted equity instruments measured at cost (due to the inability to establish a reliable fair value), the amount of the impairment loss is not reversible.

3.6 Derivative instruments

a) Recognition and measurement of derivative instruments in the balance sheet

Derivative instruments are recognised in the books at fair value at the moment when the entity becomes a party to a contract. Purchased instruments are initially accounted for as financial assets at their initial value, representing the cost of the given instrument, or – in the case of sold instruments – in liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid.

Embedded derivative instruments are separated from host contract and are accounted for on the date when the contract is entered into, if all of the following conditions are met:

- the contract containing the embedded derivative instrument (host contract) is not measured at fair value, with changes in fair value recognised in other operating income or other operating costs,
- the characteristics and risks of the embedded derivative are not closely related to the characteristics and risks of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and
- it is possible to reliably determine the value of the embedded derivative.

Contracts are evaluated for the possibility of separating any such embedded derivative instruments whenever there occur significant changes in the conditions of the contract causing significant changes in cash flow arising from such contracts.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets, while instruments having a negative value are treated as financial liabilities.

b) Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, transactions are valued by the market value.
In the case of buy or sell commodity forwards the fair value was estimated based on forwards prices for the maturity dates of specific transactions. In the case of copper the official LME closing prices and volatility factors as at the balance sheet date from Reuters are used. For silver we apply the LBM fixing price, also at the balance sheet date. In the case of volatility and silver forward rates, quotations given by Banks/Brokers are used.

Presentation of the effects of changes in fair value, or gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are classified as hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. Depending on the character of the item being hedged, derivative instruments are recognised as commodity market instruments and currency instruments.

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their measurement at the balance sheet date or to their realisation, are presented as other operating income/costs in the income statement, in the period in which they arose.

c) Hedging instruments

Hedging, for purposes of accounting, is based on proportional compensation, between those results achieved due to changes in fair value or of changes in cash flow arising from a hedging instrument and a given hedged item.

Hedging instruments are designated as hedges of fair value or future cash flow.

A fair value hedge is an instrument which:

- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) or of an unrecognised firm commitment and which may be assigned to a particular type of risk associated with such elements, and
- has an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value of hedging instruments in ineffective portion are recognised as other operating income or other operating costs in the income statement, in the period in which they arose.

Gains or losses on a hedged position which may be designated as hedges for a given risk adjust the carrying value of the hedged item and are recognised in the income statement. Gains and losses arising from changes in the fair value of hedging instruments in the effective part are recognised in an item of income statement respectively to the recognition of changes in the fair value of a given hedged position.

Cash flow hedges:

- hedge the exposure to volatility of cash flows that is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecasted transaction, and
- will affect reported net profit or loss.

Gains and losses arising from changes in fair value of cash flow hedges are presented as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken to the income statement as other operating income or costs. Gains or losses having arisen from this cash flow hedge are recognised in the income statement when the given hedged item affects the income statement.

Hedge effectiveness is the degree to which changes in the fair value or cash flow of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flow of the hedging instruments.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are reflected in the cost or other carrying amount of the asset or liability.

As respects accounting for hedging transactions, hedges of future cash flows are applied. The designated hedges relate to future forecast transactions as assumed in the Sales Plan of the Company for a given year. These plans are prepared based on the production capabilities of the Company for a given period. KGHM Polska Miedź S.A. considers the probability of these transactions occurring as being very high, as from a historical point of view, sales were always realised by the Company at those levels assumed in individual Sales Plans.

In addition, the Company has a long list of steady, reliable and long term clients, diversified as respects geography. Therefore, the probability that a majority of these clients would cease to co-operate is rather small. Should such a scenario occur, i.e. the termination of contracts with KGHM Polska Miedź S.A. by the clients and the inability to find alternative clients, then the Company has the possibility of realising its assumed sales through the delivery of its products to the commodity markets. Both the copper and silver sold by KGHM Polska Miedź S.A. are highly standardised products, and therefore the number of potential clients globally is very high, in addition to which the products of KGHM are of a high quality, which is attested to by the adequate certificates they have been granted.

When entering into contracts, the Company documents the relationship between hedging instruments and the hedged positions, as well as the purpose of risk management and the strategy related to the conclusion of individual hedging transactions. The Company also documents its evaluation, both at the date a hedge is initiated as well as on an on-going basis, of whether derivative instruments used in hedging transactions are highly effective in compensating for changes in fair value or in the cash flow of a hedged position.

The Company ceases to recognise derivative instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, for cash flow hedging, gains or losses arising in the periods in which such hedging was effective are retained in equity until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective the hedged position no longer meets the definition of future valid commitment, or the forecasted transaction is no longer

expected to occur, then the profit or loss shown in equity is immediately transferred to the income statement.

Financial assets and liabilities which arise due to derivative financial instruments are recognised in the balance sheet under „derivative financial instruments", respectively in assets, positive fair value or in equity and liabilities, negative fair value. In non-current assets and non-current liabilities, derivative hedging instruments are recognised which have a maturity and expiry exceeding 12 months from the balance sheet date. Some current derivative hedging instruments and all instruments held for trading are recognised respectively in the balance sheet in current assets and current liabilities.

According to Risk Management Policy, the Company avoids exposure to the currency risk arising from indebtedness by making use of natural sources of financing in US dollars.
The accounting policy applied should reflect such hedges in the financial statements of the Company.
The risk management's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.
By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in US dollars), the entity avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.
Thanks to this hedging, a stable spot exchange rate for future revenues for the period of the hedge is achieved.
This hedging relationship is of a future cash flow hedging nature.

Revolving (renewable) foreign-denominated loans are not designated as hedging instruments.

Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as a hedging instrument only for the purpose of hedging against currency risk.

3.7 Inventories

Inventories are comprised of:

- materials,
- semi-finished products and work in progress,
- finished goods, and
- goods for resale.

Additions to inventories are measured in accordance with the following principles:

- materials and goods for resale – at cost,
- production wastes – at net realisable value,
- finished goods, semi-finished products – at manufacturing cost,
- work in progress – based on valuation of work in progress of inventories.

Inventories disposed of are measured in accordance with the following principles:

- materials and goods for resale – at average cost based on the average weighted cost of a given item,
- finished goods and semi-products – by the difference between the end value of the inventories and the value of any additions, and reflecting the value of the opening balance.

Inventories are measured in accordance with the following principles:

- materials and goods for resale – at average costs set as for disposal,
- finished goods and semi-products – based on cumulative actual manufacturing costs and reflecting the opening balance,
- work in progress – for copper, at the cumulative cost of smelter charge batches, and reflecting the value of the opening balance, increased by the value of auxiliary materials directly associated with specific stages of production, and for silver at the cumulative cost of charges, and reflecting the value of the opening balance.

At the balance sheet date inventories are measured based on the above-mentioned principles, but not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated completion costs and applicable selling expenses.

3.8 Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate, less provision for impairment, while trade receivables with maturity up to 12 months from the date of their arising are not discounted.

Impairment losses on trade receivables are established when there is objective evidence that an entity will not be able to collect all amounts due. The amount of the impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

The amount of the impairment loss on receivables is recognised in the income statement.

The principles for measuring other receivables representing financial assets are presented in the point „Investments (financial assets)".

Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the payment due.

With respect to their maturity, receivables are classified as non-current or current.

Recognised as receivables are:

trade receivables – these are receivables which arise from the basic operating activities of the Company, and

other receivables, including:
- loans granted,
- other financial receivables, i.e. receivables meeting the definition of financial assets, including bank accounts with a maturity over three months, receivables due to the settlement of derivative financial instruments, commercial paper and financial debt instruments with a primary maturity over three months qualified as loans and receivables, receivables due to dividends, interest on receivables, advances, payments to equity and other financial receivables,
- other non-financial receivables, including advances on deliveries and fixed assets, on assets under construction, on intangible assets and on shares, receivables due to the Social Fund (ZFŚS), receivables from employees, if they are settled other than by cash payment, advances paid to employees, receivables due to taxes, including VAT (excluding receivables due to CIT), other non-financial receivables, and
- prepayments, including payments for the right to the perpetual usufruct of land.

3.9 Cash and cash equivalents

Cash and cash equivalents includes cash in hand and in bank accounts, deposits held at call with banks, other short-term investments with original maturities of three months or less from the date of their creation, acquisition, or issuance and cash and cash equivalents having high liquidity and low risk. Cash and cash equivalents also includes interest on cash equivalents.

Restricted cash and cash equivalents are recognised in other non-current financial assets if they are expected to be realised in 12 months after the balance sheet date. These are particularly the monetary assets of the Mine Closure Fund. As these funds will only be used in future years, for these reason the resources of this fund are restricted to settling liabilities during a period of at least twelve months after the balance sheet date. Financial assets acquired from the funds of the Mine Closure Fund are valued at amortised cost, based on the effective interest rate.

3.10 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and their sale must be highly probable.

A sale is considered as highly probable if the entity is committed to a plan to sell the asset or disposal group, actions have been taken to actively locate a buyer, the asset is marketed for sale at a price that is reasonable in relation to its current fair value, and the entity intends to sell the asset within one year from the date of classification. Extension of the period required to complete the sale beyond 1 year is only

possible if the delay is caused by events and circumstances beyond the entity's control, and the entity can demonstrate that it remains committed to its plan to sell the asset.

Immediately before the initial qualification of assets (or disposal groups) as held for sale, the carrying amount of the asset will be measured in accordance with applicable standards. Property, plant and equipment and intangible assets are amortised until the date of reclassification, and, should there appear reasons to believe there has been an impairment loss, are tested for impairment and any eventual impairment loss is recognised in accordance with IAS 36, *Impairment of Assets.*

Non-current assets (or disposal groups) whose value was ascertained as described above are reclassified as held for sale assets. At the moment of reclassification these assets are measured at the lower of carrying amount and fair value less costs to sell.

3.11 Impairment of non-financial assets

Goodwill, and intangible assets not yet available for use, are not amortised, but are tested annually for impairment.

A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying value may not be recoverable. A loss due to impairment is recognised as the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value minus costs to sell, and its value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
For the purpose of assessing impairment, each cash-generating unit is determined separately.

If a test for impairment indicates that the recoverable amount (i.e. the higher of the asset's fair value less costs to sell and its value in use) of a given asset or cash-generating unit is lower than its carrying amount, the difference represents the amount of impairment. Any impairment loss is initially allocated to goodwill, if any. The remaining amount of the impairment is allocated to assets within the cash-generating units proportionally to their share of the carrying amount of the entire unit. If such an allocation is made, the carrying amount of the asset may not be lower than the highest of the following amounts: fair value less costs to sell, value in use and zero.

Impairment losses are recognised in profit or loss.

Non-financial assets, other than goodwill, are tested at each balance sheet date to determine whether there is any indication of the possibility that an impairment loss may be reversed.

3.12 Equity

Equity in the financial statements of the Company consists of:

1. **Share capital** at nominal value, reflecting the effects of hyperinflation.
2. **Other reserves**, composed of:
   - a revaluation reserve set at the fair value of cash flow hedging instruments in that part reflecting an effective hedge, and
   - a revaluation reserve for the measurement to fair value of financial assets classified as available-for-sale (in accordance with IAS 39, Financial instruments: Recognition and Measurement).
3. **Retained earnings**, composed of:
   - undistributed profit or uncovered loss from prior years ,
   - supplementary capital created in accordance with the Commercial Partnerships and Companies Code (in the amount of 1/3 of share capital),
   - supplementary capital created and used in accordance with the Statutes of the Company,
   - profit or loss for the period.

3.13 Liabilities

Liabilities are current obligations of the Company arising from past events, whose execution, based on expectations, will cause an outflow from the entity of funds which include in themselves economic benefits.

Based on the criteria of qualifying liabilities in the balance sheet, i.e. according to the substance, the Company includes the following in liabilities:

- trade and other payables, including:
  accruals and deferred income and public liabilities,
- CIT liabilities,
- bank and other loans, leasing and other sources of external financing,
- liabilities due to future employee benefits,
- other provisions,
- derivative instruments.

Liabilities which meet the definition of financial instruments according to IAS 39 are included in two categories:

1. Financial liabilities measured at fair value through profit and loss.

Financial liabilities recognised under this category are liabilities held for trade and financial liabilities designated at the moment of initial recognition for measurement at fair value through profit and loss, under condition that such designation:

a) eliminates or significantly reduces inconsistencies in measurement or recognition (sometimes referred to as „an accounting mismatch"), which would have arisen from measuring financial liabilities or any other method of recognition of related gains or losses, or

b) that the group of financial liabilities is properly managed, and that the results of this group are measured based on fair value, in accordance with the documented principles of risk management or with the investment strategy.

2. Other liabilities

Included in this category are:

- liabilities due to bank and other loans,
- liabilities due to debt securities,
- liabilities due to financial leasing,
- trade payables, and
- other financial liabilities.

Recognised in particular under other financial liabilities are:

- liabilities due to personal remuneration,
- liabilities due to the settlement of derivative instruments,
- financial liabilities recognised at the amount of payment received due to financial assets, whose transfer does not qualify them for derecognition (for example liabilities due to incomplete factoring, which for purposes of the cash flow statement would be recognised under operating activities),
- liabilities due to dividends,
- liabilities due to advances received, if they are settled by cash,
- liabilities due to interest for late regulation of trade and other liabilities, and
- liabilities due to financial guarantee agreements.

Financial liabilities (i.e. liabilities due to bank and other loans, debt securities, due to trade liabilities and other financial liabilities) are recognised initially at fair value, plus any transaction costs incurred.

After initial recognition, an entity measures all of its financial liabilities at amortised cost, using the effective percentage rate, with the exception of:

a) financial liabilities measured at fair value through profit or loss. Such liabilities (including derivative instruments with a negative fair value), are measured at fair value, and
b) financial liabilities arising when the transfer of financial assets does not qualify them for derecognition (elimination from the balance sheet).

If the transfer of financial assets does not qualify them for derecognition because the entity retained virtually all of the risks and benefits associated with ownership of the transferred assets, then the entity continues to fully recognise the transferred assets and simultaneously recognises financial liabilities in the amount of the payments received. In further periods, the entity recognises all revenues received from the transferred assets and all expenditures incurred in respect of the financial liabilities.

Financial instruments designated as hedging instruments are not included in any of the above categories.

(amounts shown are in '000 PLN, unless otherwise indicated)

Liabilities not included under financial liabilities and which do not meet the definition of financial instrument.

These categories are:
- liabilities due to taxation, fees, customs duties, and social and health insurance, and other administrative-type liabilities,
- other non-financial liabilities, including: advances received, which are settled by the physical delivery of finished goods or goods for resale or by the execution of services, liabilities due to special funds, liabilities towards employees, if they are regulated by another means than monetary payment, and other non-financial liabilities,
- special funds, and
- deferred income.

Liabilities included in this category are measured at the amount of the required payment.

Special funds include the Mine Closure Fund.

The Mine Closure Fund is established based on the Law on Geology and Mining, dated 4 February 1994 with subsequent amendments (Journal of Laws Nr 228 item 1947 dated 14 November 2005) and the Ruling of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws Nr 108, item 951).

Provision for the Fund charge to costs as respects the excavation of minerals. Provisions for the Fund are set in an amount equal to 3% to 10% of depreciation on fixed assets of the mining divisions, which is set in accordance with income tax law. Monthly provisions for the Fund are equal instalments representing 1/12 of the annual provision, with the exception of these provisions for the Fund from special-purpose reserve. The amount of provisions for the Fund is calculated separately for each mining division.

Also, based on the Law on Geology and Mining and on environmental protection laws, a provision is created for the costs of closing mines and other technological objects, which entirely covers the estimated cost of closing these facilities (described in detail in point "*Provisions*") which is recognised at the initial value of fixed assets, in accordance with point "*Property, plant and equipment*". Following introduction of the Ruling of the Minister of the Economy dated 24 June 2002 of the obligation to create a mine closure fund, the Company created a separate bank account for this purpose, while the provision for mine closure and other technological object in turn reflects the amount of the provision for this Fund and the part resulting from calculation of the Fund, in accordance with the above ruling of the Minister of the Economy, is presented under Other liabilities. The cash in the account of the Fund are transferred in an amount specified by the above ruling.

Trade liabilities, other financial liabilities and non-financial liabilities are presented in the balance sheet in total as trade and other liabilities, with the exception of liabilities due to corporate income taxation (CIT), which are presented in a separate item in the balance sheet.

Accruals

Accruals are liabilities which must be paid for goods or services which were received or performed, but for which payment has not yet been rendered, an invoice has not been received or a formal agreement reached with the supplier, together with amounts due employees.

Accruals include:
- remuneration together with charges as a one-off payment, respecting annual periods,
- accounted costs of fees arising from the settlement of production, if they were not recognised as uninvoiced liabilities,
- short-term provisions for unutilised vacation time,
- other accounted costs representing liabilities estimated based on contracts entered into or other reliable estimates.

Deferred income

Deferred income mainly includes:
- income due, estimated based on long-term contracts,
- monetary resources received for financing the acquisition or manufacture of assets under construction and of development work, settled equally matched to the depreciation of those fixed assets financed by these sources, and
- the value of property, plant and equipment acquired at no charge as a grant, assets under construction and intangible assets, settled equally matched to the depreciation of those assets.

(The value of fixed assets acquired at no charge as **a grant**, assets under construction and intangible assets are recognised in accordance with the principles described in point "*Government grants*").

3. 14 Provisions

Provisions are created when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are created in particular in respect of the following (if the above-mentioned conditions for recognising provisions are met):

- future mine closure costs after the conclusion of mining activities, costs of liquidating technological facilities in the copper smelters and other facilities in cases where the law foresees the obligation to disassemble and eliminate them after the conclusion of activities and to restore the sites to the condition in which they existed prior to the activities,
- the effects of on-going court proceedings and of disputed issues,
- guarantees and security granted.

Provisions are created in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

The provision for future costs of closing mines and other technological objects is created based on the estimated expected costs of liquidating such objects and of restoring their sites to the condition in which they existed prior to the activities. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts (for mining objects), and technical-economic expertise prepared either by specialist external firms or by appropriate staff within the Company.

Provisions are reviewed at the balance sheet date. The discount rate, which is set quarterly, is applicable for both the current and future discount periods. The increase in provisions due to the passage of time (the so-called „unwinding of the discount" effect) is calculated based on the discount rate set on the last day of the prior quarter.

The amount of provisions recognised in property, plant and equipment and set at 01.01.2004, i.e. at the transition date for application of IFRS for purposes of preparing the consolidated financial statements, was calculated based on the optional exclusions set out in IFRS 1, *„First-time Adoption of International Financial Reporting Standards"*.

The initial value of property, plant and equipment includes the amount of costs after discounting, where the discounting period is set in years, from the date on which the technological object was brought into use until the date of its planned scrapping.

Beginning from 1 January 2004 all changes arising from changes in the amount of provisions are recognised in accordance with IFRIC 1.

In accordance with IAS 1, *„Presentation of Financial Statements"* provisions are presented in the balance sheet as either current or non-current.

Provisions are not created for future operating losses.

3.15 Employee benefits

The Company offers a variety of employee benefits plans as well as other long-term employee benefits. The Company has plans, which define both benefits and contributions. Defined benefits plans are those for the payment of retirement-disability rights and coal equivalent payments. Other long-term employee benefits comprise jubilee awards. Defined contribution plans are those in which the Company pays specified provision for individual entities and do not entail the legal or constructive obligation to pay further contributions, if the plan does not have sufficient funds to pay employees the benefits due them.

Liabilities due to these defined benefit plans as well as other long-term employee benefits are equal to the current amount of the liabilities due to defined benefits at the balance sheet date, reflecting actuarial gains and losses and the costs of past employment. The amount of liabilities due to defined benefits is calculated annually by independent actuaries using the Projected Unit Credit Method. The current amount of liabilities due to defined benefits is determined by discounting estimated future cash outflow using the interest rates on treasury bonds expressed in the currency of the future benefits payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19 the discount rate should be based on the market yields of high quality corporate bonds. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be used.

Apart from the discount rate, other basic factors considered in calculating the future value of benefits are: the inflation rate, the expected rate of increase of wages in the Company, the rate of increase of the lowest wage and the rate of increase of the price of coal.

Actuarial gains and losses increase or decrease costs in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement consecutively, using the straight-line method throughout the period in which such rights are acquired.

With respect to benefits programs, employees acquire rights to the following benefits:

Retirement-disability rights:
received by employees who are entitled to retirement or disability benefits due to their incapacity to work, which condition came about as a result of their having retired or become disabled. To cover future payments of retirement-disability benefits a provision is created charged to operating costs. The amount of the provision is revalued at the balance sheet date and is recognised in accordance with the principles described above.

Jubilee awards:
received by employees for length of service. The principles for payment of jubilee awards are described in the Collective Labor Agreements for the Employees of KGHM Polska Miedź S.A. To cover future payments of jubilee awards a provision is created charged to operating costs. The amount of the provision is revalued at the balance sheet date and is recognised in accordance with the principles described above.

Coal equivalent payments:
a) paid to employees during their employment:
the coal equivalent payment is an entitlement from the date the employee contract is signed. The amount of the cash equivalent is set once a year based on the average annual retail price of 1 tonne of hard coal from the prior year, as announced by the President of GUS.
b) paid post-employment:
right to the equivalent arises from the moment a given employee retires or is placed on disability. To cover future payments of the equivalent a provision is created charged to operating costs. The amount of the provision is revalued at the balance sheet date.
Provisions levied at the current value of future liabilities arising from coal equivalent payments for former employees and for other persons collecting benefits on behalf of a dead employee is defined as the current value of disability annuities for the person receiving retirement or disability benefits from the date of measurement.

Retirement benefits for employees as part of the defined contribution plan:

KGHM Polska Miedź S.A. participates in an Employee Retirement Plan (referred to as PPE) by making contributions on behalf of each employee who wishes to participate in an amount appropriate to the employee's wages. With respect to this Program KGHM Polska Miedź S.A. has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not hold sufficient assets to cover its obligations in respect of the participants of the Program after their period of employment. Employees participate in the PPE through the so-called III pillar of employee insurance.

3.16 Income taxes (including deferred income tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current tax is calculated in accordance with current tax laws.

Deferred income tax is determined using tax rates (and laws) that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax liabilities is created from the taxable temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statements. The deferred income tax liability is recognised at its full amount. This liability is not discounted.

The deferred income tax asset is created from negative temporary differences between the taxable value of assets and liabilities and their carrying amount in the financial statements. Deferred tax assets are recognised only if it is probable that a taxable profit will be achieved in the future that would allow using temporary differences including tax losses.

Deferred income tax is recognised in the income statement for a given period, unless the deferred tax:
- relates to transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- is due to a business combination – in which case the deferred tax impacts goodwill or the excess of interest in the net fair value of assets over the cost of the combination.

Deferred tax assets and deferred tax liabilities are offset if the Company have a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

3.17 Contingent items and other off-balance sheet items.

Contingent liabilities are:

a) potential obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or
b) a present obligation that arises from past events but is not recognised because:
  - it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or
  - the amount of the obligation (liability) cannot be measured with sufficient eliability.

The contingent liabilities of the Company include:
- guarantees and pledges and third-party bills of trade, arising from contracts,
- liabilities due to compensation for damages arising due to operating activities, from matters which remain unresolved,
- conditionally-suspended penalties for economic use of the environment,
- liabilities arising from implementation contracts, calculated from future effects, and
- other contingent liabilities arising from contracts entered into.

Other off-balance sheet liabilities of the Company include:
- liabilities towards the Polish State Treasury due to operational leasing of perpetual usufruct of land,
- liabilities towards other entities due to payments due to perpetual usufruct of land acquired for a fee on a secondary market, expressed in the total amount of future minimum payments arising from contracts,
- liabilities towards other entities due to payments arising from operational leasing contracts, expressed in the total amount of future minimum payments arising from contracts.

3.18 Revenue recognition

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. Revenues from sales are adjusted by the result from the settlement of derivative hedging instruments.

Recognised in sales are revenues arising from the ordinary operating activities of the entity, i.e. revenues from sales of products, goods for resale and materials, reflecting any rebates granted and any other decreases in sale prices. In addition, income of the financial period affecting the financial result of the period are:

Other operating income and gains which are indirectly related to the activities carried out, in particular:
- income and gains from investments,
- gains from the measurement and realisation of derivative trade instruments and gains due to the realisation and measurement to fair value of derivative hedging instruments in the ineffective part,

- exchange rate gains,
- reversals of impairment losses on financial assets,
- gains from the disposal of property, plant and equipment and intangible assets,
- income due to rents from investment property,
- the refunding of costs by an insurer,
- government and other subsidies received,
- excess of the share of an acquirer in the fair value of the net assets of an acquiree over the costs of acquisition,
- the write-off of overdue and retired liabilities,
- the release of unused provisions,
- penalties and compensation received,
- disclosed, unsettled excesses in tangible current assets and cash and cash equivalents,
- other operating income,

Financial income, representing primarily income related to financing of the activities of the entity. In particular the following is recognised in financial income:

- gains due to net exchange differences arising exclusively on liabilities from sources of financing of the activities of the entity (loans, credit, bonds, financial leasing etc.),
- gains from the realisation and measurement to fair value of derivative hedging instruments financing the activities of the entity (loans, credit, bonds, financial leasing etc.) such as interest rate swaps,
- gains from the measurement of financial instruments being a liability financing the activities of the entity, representing a hedged position.

Revenues are recognised in the following manner:

Revenues from sales of finished products, goods for resale and materials are recognised when:

- an entity has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished goods and materials,
- an entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods for resale, finished products and materials sold,
- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the entity, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from the sale of services are recognised when:

- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the entity,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs connected with the transaction and the costs to complete the transaction can be measured reliably.

Interest income

Interest income is recognised by the accruals principle, using the effective interest method.

Dividends

Income from dividends is recognised when the shareholder's right to receive payment is established.

3.19 Costs

The Company recognises as costs the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of provisions and liabilities, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawing of funds by its shareholders or owners.

Costs are recognised in profit or loss based on the direct relation between costs incurred and specific income achieved, i.e. applying the matching principle through prepayments and accruals.

A by-type costs account is maintained, as well as the cost centers and types of activities.

The total cost of sold products, goods for resale and materials comprises:

- the cost of manufactured products sold,
- the value of goods for resale and materials sold,
- selling costs, and
- administrative expenses.

In addition, costs of the financial period affecting the financial result of the period are:

1. **Other operating costs and losses**, indirectly connected with operating activities, in particular:

- losses from financial investments,
- losses from the measurement and realisation of derivative trade instruments and losses due to the realisation and measurement to fair value of derivative hedging instruments in the ineffective part,
- exchange rate losses,
- impairment losses on financial assets,
- interest on overdue liabilities towards suppliers and other financial liabilities,
- losses from the disposal of property, plant and equipment and intangible assets,
- impairment losses on assets under construction and intangible assets not yet available for use,
- subsidies granted,
- provisions created for contested issues, penalties, compensation and other indirect costs related to operating activities,
- penalties and compensation paid and costs of contested proceedings,
- shortages of tangible current assets and cash and cash equivalents which are not caused by the Company and compensation due to *force majeure*,
- costs (losses) of the discontinuation or suspension of a particular type of activity (the write-off of costs of discontinued production, maintenance, development work), and
- other operating costs,

2. **Financial costs**, representing primarily costs related to financing of the activities of the entity, including in particular:

- interest due to bank credit in a current account,
- interest on current and non-current loans, bank credit and other sources of financing, including discounted liabilities,
- financial charges due to financial leasing contracts,
- losses due to net exchange differences arising exclusively on liabilities from sources of financing of the activities of the entity,
- changes in the level of provisions arising from the approach of the time to execute liabilities (the so-called unwinding of the discount effect), as well as increases in the value of other liabilities caused by the discount reversal, and
- costs of factoring transactions, matching calculated costs based on reference interest rates of banks and which represent interest costs.

3.20 Foreign currency transactions and the measurement of items denominated in foreign currencies

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which an entity operates, i.e. in the functional currency. The financial statements are presented in the Polish złoty (PLN), which is the functional and presentation currency of the Company.

Transactions and balances

Foreign currency transactions are translated as at the moment of initial recognition into the functional currency at the average exchange rate set for a given currency by the NBP (National bank of Poland) in force on the date the transaction is entered into. The exchange rate in force on the date the transaction is entered into is the average NBP rate announced on the last working day of the month preceding the day the transaction is entered into.

At each balance sheet date:

- foreign currency monetary items are translated at the closing rate prevailing on that date, i.e. the average exchange rate set for a given currency by the NBP,
- non-monetary items at historic cost in a foreign currency are translated using the exchange rate prevailing on the transaction date, and
- non-monetary items at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

Gains or losses on foreign differences arising on the settlement of a transaction in a foreign currency, or on the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss, or are recognised in equity if they are classified as a hedge of cash flows and a hedge of shares in net assets.

Exchange differences arising on non-monetary positions, such as equity instruments measured at fair value through profit or loss, are recognised as an element of changes in fair value. Exchange differences

arising on non-monetary items, such as equity instruments classified as available for sale financial assets, are recognised in revaluation reserve at fair value.

3.21 Borrowing costs

Borrowing costs (i.e. costs which include interest and other costs incurred by an entity related to the borrowing of monetary items) are recognised in the costs of the period in which they are incurred.

3.22 Leasing

A lease is classified as a financial lease if it transfers to the lessee substantially all the risks and rewards incidental to ownership of assets . The subject of a financial lease is recognised in assets at the inception of the lease at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments.

Each leasing payment is apportioned between the reduction of the outstanding liability and the finance charge, so as to produce a constant periodic rate of interest on the remaining balance of the liability. Interest on a financial lease is recognised in financial costs in the income statement during the lease term in such a way as to achieve for each term a constant periodic rate of interest on the remaining balance of the liability. Interest from leasing which will be settled in future periods is accounted for as an off-balance sheet item. A depreciable asset acquired in a financial lease is amortised over the shorter of the lease term and its useful life.

A lease in which substantially all the risks and rewards incidental to ownership belong to the lessor (financer) is classified as an operating lease. In the case of a lease on land, if there is no expectation of the transfer of legal title to the subject of the lease to the lessee prior to the end of the lease term, the lease is classified as an operating lease. In particular, the right to the perpetual usufruct of State Treasury land is classified as an operating lease, as well as such a right purchased on a secondary market. Leasing payments paid for due to an operating lease (less any special promotional offers by the lessor (financer)) *are settled in costs using the straight-line method during the lease term.*

3.23 Government grants

Non-monetary grants are recognised at their nominal value.
Monetary government grants for financing assets are presented in the balance sheet as deferred income.

Government grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

3.24 Exploration for and Evaluation of Mineral Resources

The Company classifies as assets due to exploration for and evaluation of mineral resources only those *expenditures which meet the general conditions for capitalisation, i.e.:*

- it is probable that the entity will obtain future economic benefits related to a given asset component, and
- this component has a cost of purchase or manufacture which may be reliably measured.

The Company recognises as an asset property, plant and equipment and intangible assets used in the exploration for and evaluation of mineral resources, under condition that they meet general criteria for recognition. Intangible assets are mainly recognised in the form of rights to perform drilling, analysis and topographical, geological, geochemical and geophysical documentation. Other costs incurred in respect of exploration for and evaluation of mineral resources which do not meet the definition of assets are recognised in profit or loss at the moment they are incurred. In addition, expenditures on development related to mineral resources are not recognised as exploration and evaluation assets.

(amounts shown are in '000 PLN, unless otherwise indicated)

Expenditures are not recognised as exploration and evaluation assets which are incurred:

a) prior to the inception of exploration for and evaluation of mineral resources, i.e. expenditures incurred prior to acquiring the right to explore in a specific area,
and
b) after demonstration of the technical feasibility and commercial viability of extracting mineral resources.

Exploration and evaluation assets are measured at cost at recognition. At the balance sheet date these assets are depreciated and subject to impairment loss.

3.25 Management of capital

The management of capital in KGHM Polska Miedź S.A. is aimed at preserving the capacity to continue operations, reflecting realisation of planned investments, in a manner allowing the Company to generate returns for its shareholders and bringing benefits to other stakeholders.

In accordance with market practice, the effective use of capital is monitored among others based on:

1. The equity factor, calculated as the relation of net tangible assets (equity less intangible assets) to total assets, and
2. The factor showing the relationship of financial liabilities to EBITDA. Financial liabilities refers to the total amount of liabilities due to borrowings and leasing, while EBITDA is operating profit plus depreciation/amortisation.

4. Important estimates and assumptions

Classification of financial instruments

In accordance with IAS 39 respecting the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated.

Should the Company fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

Measurement of provisions

1. The provision for future employee benefits – retirement or disability rights, jubilee awards and post-employment coal equivalent payments is estimated using actuarial methods. In order to measure provisions at the end of the current period, the Management Board assumed parameters based on available forecasts of inflation, analyses of increases in the price of coal and of the lowest wage in the past, and of the forecast profitability of highly-liquid securities.

   Parameters used to measure provisions at the end of the current period were set at the following levels:
   - forecast inflation
     for 2007 – 2.6%
     for 2008 – 2.7%
     for 2009 and forward 3.0%,
   - wage increase
     to end 2007 - 0%,
     in 2008 – 3.7%
     in 2009 and forward 4.0%,
   - rate of increase of lowest wage
     in 2007 – 0%
     in 2008 – 3.7%
     in 2009 and forward – 4.0%,
   - increase in coal prices
     to end 2007 – 0%,
     in 2008 – 2.7%
     in 2009 and forward 3.0%,

(amounts shown are in '000 PLN, unless otherwise indicated)

- discount rate
  2007 – 4.3%
  2008 – 4.7%
  2009 – 4.8%
  2010 and forward 5.0%.

2. The provision for the closure of mines and other technological objects.

This provision represents the equivalent of the estimated future costs of mine closure, discounted to present value. Measurement of this provision at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by GUS (the Polish statistical agency),
b) the real discount rate calculated based on the nominal percentage rate and on the rate of inflation (a quotient of the nominal rate and inflation), where:
  - the nominal percentage rate is based on WIBOR3M published by the Reuters news service on the last day of the month in which the provision is measured, plus an average margin applied to bank loans drawn by KGHM Polska Miedź S.A.,
  - the rate of inflation is determined for the last 12 months (current to base period), based on data published by GUS.

The following indices were used in measurement of provisions at the end of the current quarter:
- the index of price changes in the construction and assembly sector, 1.1%,
- the real discount rate, 2.54%

1. Deferred income tax assets/liabilities

The deferred income tax assets/liabilities are measured by using tax rates which are expected to apply at the moment of realisation of the tax assets or release of the liabilities, based on tax laws that have been enacted or substantively enacted on the balance sheet date.
The probability of realising deferred income tax assets is set based on financial plans and tax forecasts which they include prepared by the Management Board.

2. Other non-current provisions – estimated using parameters used in measurement of provisions for employee benefits.

Depreciation rates

Level of the depreciation rates is set on the basis of expected economically useful life of items of property, plants, equipment and intangible assets which are in turn related to estimated period of mines activity and other carried out activities in the geographical field or economic site.

III. Description of principles for the transition

1. IFRS 1 - *First-time adoption of IFRS*

The financial statements of KGHM Polska Miedź S.A. for the year ended 31 December 2007 will be the first annual financial statements to comply with International Financial Reporting Standards ("IFRS") as adopted by the European Union. These interim financial statements were prepared under IFRS 1 *First-time adoption of IFRS.*
The transition date to IFRS for KGHM Polska Miedź S.A. is 1 January 2006, and for this date the opening balance was prepared. The reporting date of these interim financial statements is 31 March 2007, whilst the IFRS adoption date is 1 January 2007.

In preparing these financial statements in accordance with IFRS 1, the Company applied mandatory exemptions and some optional exemptions from full retrospective application of IFRS.

2. Exemptions from full retrospective application chosen by KGHM Polska Miedź S.A.

At the transition date, KGHM Polska Miedź S.A. has chosen to apply the following optional exemptions from full retrospective application of IFRS.
a) business combinations exemption
   KGHM Polska Miedź S.A. has applied the business combinations exemption in IFRS 1 for the business combinations that took place prior to the 1 January 2006 transition date to IFRS. It has not restated business combinations that took place prior to the transition date,
b) fair value or measurement as deemed cost exemption
   KGHM Polska Miedź S.A. has applied this exemption to certain items of property, plant and equipment.

(amounts shown are in '000 PLN, unless otherwise indicated)

c) employee benefits exemption
This exemption is not applicable to the Company.
d) cumulative translation differences exemption
This exemption is not applicable to the Company.
e) compound financial instruments exemption
KGHM Polska Miedź S.A. has not issued any compound instruments, therefore this exemption is not applicable.
f) assets and liabilities of subsidiaries, associates and joint ventures exemption
KGHM Polska Miedź S.A. is a parent entity, therefore this exemption is not applicable.
g) reclassification of financial instruments exemption
This exemption was selected, and financial assets which under the previous accounting principles were classified as held to maturity investments were reclassified to financial assets available for sale.
h) share-based payment transactions exemption
As there are no share-based payment transactions in the KGHM Polska Miedź S.A., this exemption is not applicable.
i) insurance contracts exemption
KGHM Polska Miedź S.A. does not issue (enter into) insurance-related contracts. This exclusion is therefore not applied.
j) decommissioning liabilities included in the cost of property, plant and equipment exemption
KGHM Polska Miedź S.A. recognises disassembly and land restoration costs at the initial value of property, plant and equipment in assets, and simultaneously accounts for them as a provision. This principle conforms to IFRS, and therefore it was not necessary to introduce changes adjusting the financial statements prepared under the Polish Accounting Act to those prepared in accordance with IFRS.
k) leasing
This exemption does not apply to the Company. KGHM Polska Miedź S.A. has not identified any contracts which would meet the criteria for leasing and were not accounted for in the financial statements as leasing contracts.
l) measurement of financial assets and financial liabilities to fair value
This exemption does not apply to the Company.

3. Mandatory exceptions from full retrospective application of IFRS.

KGHM Polska Miedź S.A. has applied the following mandatory exceptions from retrospective application of IFRS.

a) derecognition of financial assets and liabilities exception.
Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS.
b) hedge accounting exception.
In accordance with the above exception, an economic entity should not recognise in its opening balance prepared in accordance with IFRS hedging relationships which do not meet the hedge accounting requirements of IAS 39. This exception is not applicable as all hedging relationships prior to this date are in accordance with IAS 39.
c) accounting estimates exception
Estimates made in accordance with IFRS at 1 January 2006 should be consistent with estimates made for the same date under previous accounting principles, unless there is evidence that those estimates were in error. Consequently the entity did not make any retrospective adjustments of estimates based on later knowledge, nor did it acknowledge any errors in previously-made estimates.

4. Designation and description of differences between the financial statements prepared under Polish accounting standards and the financial statements prepared according to IFRS.

At 1.01.2004 the KGHM Polska Miedź S.A. Group applied International Financial Reporting Standards for the first time, and prepared its first consolidated financial statements in conformance with IFRS for the period from 1.01.2005 to 31.03.2005, published as the QS I 2005 quarterly report. The KGHM Polska Miedź S.A. Group published a full description of its accounting principles in the RS 2006 consolidated annual report dated 20 April 2007.

In the transition of the Company at 1.01.2006 from Polish accounting standards to IFRS, the same principles, and the same respective restated figures, were applied for the Company based on which the consolidated financial statements were prepared at 1.01.2004 in conformance with IFRS 1 para. 25.

The differences between the financial statements prepared under International Financial Reporting Standards and those prepared under Polish accounting standards, as well as their impact on the balance sheet and on the financial results, derive from the questions presented below.

(amounts shown are in '000 PLN, unless otherwise indicated)

	Equity at 01.01.2006	Financial result for 3 months ended 31.03.2006	Changes taken directly to equity for 3 months ended 31.03.2006	Equity at 31.03.2006	Financial result for 12 months ended 31.12.2006	Changes taken directly to equity for 12 months ended 31.12.2006	Equity at 31.12.2006
Equity and net financial result according to Polish accounting standards	**6 214 077**	**871 926**	**(538 563)**	**6 547 440**	**3 395 130**	**(1 678 348)**	**7 930 859**
revaluation of property, plant and equipment to reflect hyperinflation	352 787			352 787			352 787
adjustment to property, plant and equipment due to measurement at fair value as its deemed cost	(4 940)			(4 940)			(4 940)
adjustment in value of fully-depreciated property, plant and equipment	40 945			40 945			40 945
adjustment to assets due to elimination of capitalised translatory differences and interest	(1 118)			(1 118)			(1 118)
adjustment to property, plant and equipment due to capitalised costs of certified inspections	219			219			219
adjustment to net value of property, plant and equipment due to depreciation after restatement re: IFRS 1	(24 736)	(8 129)	(21)	(32 886)	(37 616)	(471)	(62 823)
adjustment to property, plant and equipment due to separation of components	23 236	4 470		27 706	9 848		33 084
adjustment in measurement of inventories due to changes in manufacturing costs	516	(557)		(41)	124		640
adjustment to value of share in the capital of AIG investment fund due to transition to IAS 32 and IAS 39 at 01.01.2005	13 675	68	2 722	16 465	(13)	(7 405)	6 257
adjustment to value of shares in subordinated entities to purchase price, minus adjustments due to impairment	(342 116)	(51 688)		(393 804)	237 517		(104 599)
transfer of prior year profit distribution to Social Fund					(50 000)	50 000	
deferred tax from adjustment	(176 155)	13 687	(517)	(162 985)	151 065	1 406	(23 684)
Equity and net financial result according to IFRS	**6 096 390**	**829 777**	**(536 379)**	**6 389 788**	**3 706 055**	**(1 634 818)**	**8 167 627**

Accounting for the effects of hyperinflation in prior years

In accordance with International Accounting Standard 29 „Financial Reporting in Hyperinflationary Economies" the cost of property, plant and equipment purchased during a hyperinflationary period in prior years was adjusted to that of the equivalent purchasing power on the balance sheet date. The carrying value of these assets and of other non-monetary assets adjusted in this way became a cost in later financial statements, being the basis for depreciation. This affected property, plant and equipment acquired prior to the second half of financial year 1996.

The difference resulting from not applying the effects of hyperinflation also relates to share capital. The result of revaluation was recognised in retained earnings and has no impact on the value of equity.

Interest included in the carrying amount of property, plant and equipment

In accordance with the Accounting Act, the Company capitalised the cost of liabilities drawn for the purpose of financing the purchase or manufacture of assets (decreased by the income in this respect) until such time as the said assets are brought into use. In accordance with IAS 23, "Borrowing costs", such costs are recognised in the income statement for the period in which they were incurred.

Separate depreciation of significant parts of property, plant and equipment

IAS 16, "Property, plant and equipment", requires the separate depreciation of significant items of assets whose useful lifetimes are different, although the Accounting Act has no such requirement. As a result the Company has separated such components and has applied separate depreciation rates adapted to their periods of use.

Capitalisation of costs of major inspections

According to IAS 16 "Property, plant and equipment" if a condition of continuing to operate an item of assets is performing regular major inspections for faults, the costs of such an inspection are recognised in the carrying amount of the item of assets, while any remaining carrying amount of the cost of the previous

(amounts shown are in '000 PLN, unless otherwise indicated)

inspection is derecognised. The Accounting Act has no such requirement. At the moment of transition to IFRS the Company made an adjustment to the value of property, plant and equipment, recognising the costs of such inspections in the carrying amounts of such items.

Adjustment of finished cost of goods held in inventories

Adjustments affecting the value of property, plant and equipment, as well as amounts depreciated in production-related divisions of KGHM Polska Miedź S.A., lead to the need for appropriate adjustments in the cost of finished goods held in inventories.

Financial instruments

Based on IAS 32 and IAS 39, the Company changed the manner in which it recognises and measures its share in the investment fund AIG. These assets were reclassified from financial assets held to maturity to available for sale financial assets, simultaneously changing the principles to measurement to fair value through equity. This reclassification was caused by an increase in the carrying amount of the share in the capital of investment fund AIG at 31.12.2006, from PLN 7 933 thousand to PLN 14 191 thousand.

Valuation of subsidiaries and associates

In accordance with the Accounting Law, KGHM Polska Miedź S.A. accounted for its shares in subsidiaries and associates using the equity method. According to IFRS the use of this method for separate financial statements is not permitted. Shares in subsidiaries were accounted for at cost decreased by impairment of losses or pursuant to IAS 36, *"Impairment of losses")*.

Deferred income tax

The amount of deferred income tax was appropriately determined from the differences described in the above points, in accordance with IAS 12, "Income taxes."

Hyperinflationary revaluation of share capital

Hyperinflationary revaluation of share capital – in accordance with IAS 29, „Financial reporting in hyperinflationary economies" items in equity (with the exception of retained earnings and any excess from revaluating the measurement of assets) were restated by applying a general price index, beginning from the date on which such items were transferred or arose in another manner during the period in which the Polish economy was a hyperinflationary economy, i.e. for the period to the end of 1996. Application to the requirements of IAS 29 caused an increase in share capital by PLN 5 413 573 thousand and a simultaneous decrease of the same amount in retained earnings of previous years. Consequently this revaluation does not effect the amount of equity at 1 January 2006. The effect of revaluation is presented in the following table.

Equity item	Equity at 01.01.2006	Effect of revaluation of equity items to hyperinflationary conditions due to transition to IFRS	Equity after reflecting the effects of hyperinflationary revaluation at 01.01.2006
Share capital	2 000 000	5 413 573	7 413 573
Other capital	(796 709)	-	(796 709)
Retained earnings	4 893 099	(5 413 573)	(520 474)
Total equity	**6 096 390**	**-**	**6 096 390**

Impairment losses

At the date of transition to IFRS the Company neither recognised nor reversed any impairment losses of assets in connection with transition.

Presentation of assets and liabilities related to the Social Fund

The assets belonging to this Fund are not under the control of the entity, and therefore do not meet the definition of assets as described in the IFRS Framework. In addition, IAS 19, Employee Benefits, calls for the presentation of liabilities and assets related to employee benefits in a net amount. Compensation of the assets and liabilities of the Social Fund (together with the value of the Fund) led to a decrease in total assets by PLN 94 164 thousand at 31 December 2006.

Presentation of the monetary assets of the Mine Closure Fund

The Act on geology and mining dated 1 March 1996 (Journal of Laws nr 27 item 96, with subsequent amendments) calls for the creation of this Fund, and requires the entity to transfer monetary assets to a separate Fund bank account for use based on plans for the liquidation of mines and other technological

(amounts shown are in '000 PLN, unless otherwise indicated)

objects in future periods (over 12 months from the balance sheet date). Therefore, based on IAS 1 par. 57d), which states that a given asset shall be classified as current when „...it is a cash or cash equivalent (as defined in IAS 7 *Cash Flow Statements*), unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date", the monetary assets of the Mine Closure Fund at 31.12.2006 were classified as non-current and presented in the item Other financial assets in the amount PLN 32 169 thousand.

Presentation of deferred tax assets and deferred tax liabilities

In accordance with IAS 12 the Company changed its principles of presenting deferred tax assets and deferred tax liabilities. Deferred tax assets and deferred tax liabilities in respect of income tax levied by the same taxation authority were offset. This change caused a decrease in total assets at 31.12.2006 by PLN 313 302 thousand.

IV. Information on seasonal or cyclical activities

The Company is not affected by seasonal or cyclical activities.

V. Items affecting assets, liabilities, equity, profit for the period or cash flow, which are unusual as respects their type, amount or degree of influence

1. List of significant achievements or failures during the period covered by this report, together with a list of the most important related events.

Agreement and negotiations with trade unions

- On 3 January 2007 the Management Board of KGHM Polska Miedź S.A. entered into an agreement with the trade unions regarding wages, and also signed Additional Protocol Nr 9 to the Collective Labor Agreement for the Employees of KGHM Polska Miedź S.A. Negotiations in this matter were carried out from September 2006.

  Based on this agreement, the annual bonus for 2006 was increased from 8.5% to 14% of annual wages, i.e. by PLN 74.2 mln. Simultaneously, on 24 January 2007 an advance was paid on the annual bonus of 5.5% of annual wages.

  The additional protocol introduces new principles for payment of the annual bonus. The amount of the bonus will depend on the profit for the period achieved by the Company. Simultaneously, this bonus was excluded from those wages representing the basis for negotiation of the average monthly wage increase rate.

- On 14 February 2007 the Management Board of KGHM Polska Miedź S.A. and the trade unions signed Additional Protocol Nr 10 to the Collective Labor Agreement for the Employees of KGHM Polska Miedź S.A. Based on this Protocol basic monthly wage rates were increased from 1 January 2007 by 6%.

- On 28 February 2007 a final round of negotiations was held with the trade unions regarding setting of the average wage rate increase in KGHM Polska Miedź S.A for 2007. These negotiations did not conclude with the signing of an understanding. The trade unions maintained their demands, i.e. setting of the average wage rate increase (excluding the annual bonus) at 10%, of which 7% was to be in respect of the monthly basic wage rate increase, and 3% in respect of increasing the wage scale level of employees.

  On 9 March 2007, in accordance with statutory obligations, the President of the Management Board of KGHM Polska Miedź S.A. issued a decree setting the average monthly wage rate increase in the Company. The average monthly wage rate increase, excluding payment of the annual bonus and the one-off special bonus (for 2006) amounts to 5.7%. The forecast factor, reflecting payment of the annual bonus, amounts to 12.1%.

Receipt of integrated permits

In the first quarter of 2007 the Company received administrative decisions from the Governor of Lower Silesia on the granting of integrated permits for:

- the Legnica smelter of KGHM Polska Miedź S.A. for the operation of a Lead Refining Installation at the smelter, and
- the Głogów smelter of KGHM Polska Miedź S.A. for the operation of an Industrial Waste Storage Installation in Biechów.

(amounts shown are in '000 PLN, unless otherwise indicated)

Proceedings with respect to mining fees

At 31 March 2007 and at the date of publication of this report, with respect to mining fees set by decisions of the Minister of the Environment for the extraction of mineral ores in the third and fourth quarters of 1998 and in the first quarter of 1999, 6 proceedings remain unresolved, which have been grouped for mutual resolution, in the total amount of PLN 3 720 thousand.

The Regional Prosecutor in Legnica submitted a cassation appeal dated 22 June 2006 to the Supreme Administrative Court (known as the NSA) in Warsaw in respect of a decision of the Regional Administrative Court, dismissing the appeals of the Regional Prosecutor in respect of six decisions of the Minister of the Environment to discontinue appeal proceedings in the matter of setting mining fees. By a ruling dated 8 February 2007 the Supreme Administrative Court in Warsaw dismissed the decision and ordered the matter to be reheard by the Regional Administrative Court in Warsaw. At the date of publication of this report the Regional Administrative Court had not set a date for these hearings.

Selection of other significant events covered by current reports

Company Bodies

At the request of the Minister of the State Treasury representing the State Treasury as a shareholder, on 11 April 2007 the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A recalled Jan Sulmicki from the Supervisory Board of the Company and simultaneously appointed Adam Glapiński and Anna Mańk to the Supervisory Board of the Company.

Recommendation of the Management Board on the dividend for 2006

The Management Board of KGHM Polska Miedź S.A. will submit to the General Shareholders Meeting, which has been convened for 30 May 2007, a proposal for the payment of a dividend from the profit for financial year 2006 in the amount of PLN 1 400 000 000, i.e. PLN 7.00 per share, and will propose the following dividend-related dates: the right to dividend date – 25 June 2007; and the dividend payment date – 10 July 2007.

The final decision on the distribution of profit of the Company for financial year 2006 and setting of the right to dividend date and the dividend payment date will be made by the General Shareholders Meeting of KGHM Polska Miedź S.A.

Decisions of the Court of Appeals regarding abrogating resolutions of the Ordinary General Shareholders Meeting

On 16 January 2007 the Court of Appeals in Wrocław issued a decision in which it dismissed the appeal of the Company from the decision of the Regional Court in Legnica abrogating resolution Nr 8/2006 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. in Lubin not granting approval to the performance of a member of the Management Board.

On 28 February 2007 the Court of Appeals in Wrocław issued two decisions in which it dismissed the appeals of two former members of the Management Board from the decisions of the Regional Court in Legnica, dismissing requests to abrogate resolutions Nr 10/2006 and Nr 12/2006 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 14 June 2006, not granting approval to the performance of the former members of the Management Board.

On 27 March 2007 the Court of Appeals in Wrocław issued a decision in which it allowed the appeal of KGHM Polska Miedź S.A. against the ruling of the Regional Court in Legnica abrogating resolution Nr 9/2006 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 14 June 2006 not granting approval to the performance of a former member of the Management Board. By changing the judgement of the Regional Court, the Court of Appeals dismissed the claim of the former member of the Management Board related to abrogating the above-mentioned resolution.

Selection of Auditor

On 19 March 2007 the Supervisory Board of KGHM Polska Miedz S.A. selected the firm Ernst & Young Audit sp. z o.o. with its registered head office in Warsaw included in the list of entities entitled to audit financial statements under the number 130, to audit and review the Financial Statements of KGHM Polska Miedź S.A. and Consolidated Financial Statements KGHM Polska Miedź S.A. Group of for the financial years 2007-2009.

(amounts shown are in '000 PLN, unless otherwise indicated)

Technical-Economic Plan for the years 2007-2011 and the Budget for 2007

On 17 January 2007 the Supervisory Board of KGHM Polska Miedź S.A. approved the Technical-Economic Plan for the years 2007-2011 and the Budget for 2007. The accepted Budget assumes the achievement in 2007 of revenues from the sale of products, goods for resale and materials in the amount of PLN 10 647 mln and net profit of PLN 2 978 mln. The five-year plan reflects the main directions and initiatives in the development of the Company as set out in the Strategy of KGHM Polska Miedź S.A., approved by the Supervisory Board on 5 December 2006.

Significant contracts

- On 8 January 2007 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale of 8 mm copper wire rod and oxygen-free copper rod Cu-OFE-8-Cl in 2007.
The estimated value of this contract is from appx. USD 556 783 thousand (PLN 1 658 546 thousand) to appx. USD 656 028 thousand (PLN 1 954 175 thousand).
- On 18 January 2007 a contract was signed between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH for the sale of copper cathodes in 2007. The estimated value of this contract is USD 317 395 thousand, i.e. PLN 955 772 thousand.
- On 12 March 2007 a contract was signed between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd., for the sale of copper cathodes in 2007. The estimated value of this contract is USD 265 937 thousand (PLN 784 701 thousand).

Group

On 30 March 2007 a change in share capital was registered for the company KGHM Ecoren S.A. The share capital of KGHM Ecoren S.A. was decreased by PLN 10 052 thousand, through a decrease in the previous face value of the shares from PLN 10.00 to PLN 9.55 per share. The amount generated by this decrease in share capital of KGHM Ecoren S.A. will be paid to KGHM Polska Miedź S.A. The share capital of KGHM Ecoren S.A. after registration of these changes is PLN 213 322 thousand. 100% of the share capital of this company remains in the possession of KGHM Polska Miedź S.A.

On 15 March 2007 a change in share capital was registered for the company „Energetyka" sp. z o.o. The share capital of „Energetyka" sp. z o.o. was increased by PLN 30 426 thousand, through the creation of 304 260 new shares having a face value of PLN 100.00 each. The new shares were acquired by KGHM Polska Miedź S.A. and were paid for in cash. After registration of this increase the share capital of „Energetyka" sp. z o.o. amounts to PLN 221 475 thousand. KGHM Polska Miedź S.A owns 100% of the share capital of this company.

On 31 January 2007 a contract was signed between KGHM Ecoren S.A. and Walcownia Metali „Łabędy" S.A. for the transferal of ownership to Walcownia Metali „Łabędy" S.A. of 32 430 shares of Walcownia Metali Nieżelaznych Sp. z o.o. (WMN Sp. z o.o.). The nominal value of these assets amounts to PLN 25 944 thousand. The shares sold represent 60.11% of the share capital. The sale price of these shares amounts to PLN 30 936 thousand. Following transferal of the ownership of these shares, KGHM Ecoren S.A. no longer owns any of the shares of this company, while the share of Walcownia Metali „Łabędy" S.A. in the share capital of WMN Sp. z o.o. amounts to 94.88 %. The shares of WMN Sp. z o.o. transferred to Walcownia Metali „Łabędy" S.A. represent a contribution in kind of KGHM Ecoren S.A. due to payment for 3 093 612 shares having a face value and purchase price of PLN 10 each in the increased share capital of Walcownia Metali „Łabędy" S.A.

On 22 January 2007 a change in share capital was registered for the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna. The share capital of Warszawska Fabryki Platerów Hefra Spółka Akcyjna was decreased by PLN 28 705 thousand, through a decrease in the former face value of the shares from PLN 6.40 to a face value of PLN 0.70 per share. The amount generated by this decrease in share capital was used to cover losses from prior years in the amount of PLN 24 962 thousand, while PLN 3 743 thousand was used to increase the reserve capital of the company. The share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna after registration of these changes is PLN 3 525 thousand. 97.52% of the share capital of this company belongs to KGHM Ecoren S.A.

2. Measurement of financial assets and property, plant and equipment

Financial assets

Due to the measurement and settlement in Company of future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after reflecting the results in deferred tax, other capital was increased in the current quarter by PLN 275 120 thousand.

Due to the measurement of available for sale financial assets at fair value, after reflecting the results in deferred tax, other equity was decreased by PLN 4 683 thousand.

Due to the measurement of derivative instruments to fair value there was a decrease in profit of PLN 129 809 thousand.

(amounts shown are in '000 PLN, unless otherwise indicated)

Property, plant and equipment and receivables

Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the financial result was decreased in the current quarter by PLN 100 689 thousand.

Assets and the financial result in the current quarter were also affected by the effects of provisions for receivables together with interest (an excess of provisions released over created), thereby increasing the result in the amount of PLN 2 249 thousand.

The measurement of property, plant and equipment did not significantly affect the profit of the current period.

VI. Type and amount of changes in estimates

Provisions

The effects of revaluation or creation of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1. provisions for future mine closure costs (restoration) in the Company. This provision also includes the estimated costs of dismantling and removing technological objects, for which the obligation for restoration is incurred upon the conclusion of activities as a result of prevailing law or standard practice. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 8 072 thousand.
2. provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments paid after the period of employment. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 14 568 thousand (after reflecting the effects in deferred tax in the amount of PLN 13 584 thousand)
3. in the current quarter profit of the period was decreased by PLN 133 245 thousand due to the provision for future costs of wages together with charges, paid once during the financial year or after approval of the annual financial statements.

The revaluation or creation of other provisions for liabilities did not significantly affect the financial result of the current period.

Deferred income tax

The result of changes of differences between the balance sheet value and taxable value of balance sheet items is a change in the estimated value of the deferred income tax asset and the deferred income tax liabilities.

There was a decrease in the tax asset in the current quarter in the amount of PLN 64 124 thousand, of which the following was settled:
- as an increase of profit PLN 3 595 thousand,
- as a decrease of the revaluation reserve on financial hedging instruments PLN 67 719 thousand.

There was an increase in the deferred tax liabilities in the amount of PLN 26 230 thousand, of which the following was settled:
- as a decrease of profit PLN 25 132 thousand
- as a decrease of the revaluation reserve due to the measurement of available-for-sale financial assets PLN 1 098 thousand

After offsetting the deferred income tax asset and deferred income tax liabilities, the deferred income tax asset at the end of the financial period was set at PLN 39 796 thousand.

VII. Factors and events, in particular those of an unusual nature, having a significant impact on the financial results achieved.

Production and financial results in the first quarter of 2007

In the first quarter of 2007 KGHM Polska Miedź S.A. produced 128 592 tonnes of electrolytic copper, (including 17 064 t from purchased copper-bearing materials) and 322 256 kg of metallic silver.

The most significant factors impacting the value of sales of the Company were macroeconomic factors:
- average copper prices on the London Metal Exchange (LME) of 5 941 USD/t,
- average silver prices on the London Bullion Market (LBM) of 13.29 USD/troz (427 USD/kg),
- an average exchange rate of 2.97 PLN/USD

and sales volume: 129 049 t of copper and copper products, and 318 458 kg of silver.

Revenues from sales of PLN 2 643 492 thousand were higher than those achieved in the first quarter of 2006 by PLN 183 380 thousand, i.e. by 7%. This increase in sales was due to:
- higher prices on the metals markets: copper (an increase from 4 944 USD/t to 5 941 USD/t) and silver (an increase from 9.71 USD/troz to 13.29 USD/troz),

(amounts shown are in '000 PLN, unless otherwise indicated)

- lower negative results from the settlement of hedging transactions (an improvement in the result from PLN (312 223) thousand to PLN (243 860) thousand)

along with the following factors which decreased the result:

- a decrease in the volume of copper sales (from 144 756 t to 129 049 t) and silver sales (from 329 203 kg to 318 458 kg), and
- strengthening of the PLN from 3.19 PLN/USD to 2.97 PLN/USD.

In the first quarter of 2007 revenues from the sale of copper and copper products represented 81%, and silver 15% (in the comparable period respectively: 84% and 12%) of total revenues from sales.

Operating costs in the first quarter of 2007 amounted to PLN 1 643 686 thousand and were higher versus the comparable prior period by 9%.

The increase in costs by PLN 134 781 thousand was mainly due to increases in the following:

- labor costs (by PLN 72 108 thousand) mainly due to an increase in wages together with charges, and
- the value of consumed external copper-bearing materials (by PLN 24 563 thousand)

alongside a higher use of stored semi-products than in the first quarter of 2006.

The total unit cost of copper production in the first quarter of 2007 amounted to 9 611 PLN/t (in the comparable period of 2006: 8 632 PLN/t) and increased by 11%, i.e. by 979 PLN/t.

The main cause of the increase in the unit cost was a decrease in the production of electrolytic copper by 6% (from 136 345 t to 128 592 t) and an increase in labor costs.

The total unit cost of copper production from internal charges in the first quarter of 2007 amounted to 8 421 PLN/t and was higher versus the comparable period by 11%, mainly due to a lower level of copper cathode production from internal concentrate (a decrease by 6%).

Other operating activities in the first quarter of 2007 amounted to PLN 101 070 thousand, which was higher than the amount achieved in the comparable period by PLN 23 196 thousand. The main factors affecting other operating activities were:

- the dividend accounted for from Polkomtel S.A. of PLN 202 316 thousand, and
- a decrease in the result due to the effects of measurement and settlement of derivative transactions by PLN 141 312 thousand (a decrease from PLN 15 929 thousand to PLN (125 383) thousand).

Operating profit in the first quarter of 2007 amounted to PLN 1 100 876 thousand and increased versus the comparable period by PLN 71 795 thousand, i.e. by 7%.

In the first quarter of 2007 KGHM Polska Miedź S.A. earned a **profit for the period** of PLN 914 265 thousand, which was higher by PLN 84 488 thousand, i.e. by 10% than that achieved in the first quarter of 2006.

Risk management

In the first quarter of 2007 copper hedging strategies represented appx. 37% of sales of this metal realised by the Company. With respect to silver sales this figure amounted to appx. 9%. In the case of currency transactions, hedged revenues from sales represented appx. 5% of total revenues from sales realised by the Company.

Transactions hedging metals prices were settled with a negative result, while currency hedging transactions were settled with a positive result. In the first quarter of 2007 the result on derivative instruments amounted to PLN (369 243) thousand, of which revenues from sales were adjusted by PLN (243 860) thousand (being the amount transferred from equity to profit and loss in the financial period), PLN 4 426 thousand decreased other operating income and gains (gains due to the realisation of derivative instruments), while PLN (129 809) thousand adjusted other operating costs and losses due to the measurement of derivative transactions (a loss due to the measurement of derivative instruments). The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to a change in the time value of options which will be settled in future financial periods, from the second quarter of 2007 to the end of 2008. Due to accounting laws currently in force, this change in the time value of options may not be recognised in the revaluation reserve.

In the first quarter of 2007 the Company implemented copper price hedging strategies in a total volume of 90 thousand tonnes and a time horizon falling in 2008. The Company made use of options instrument. In addition, during the period the Company implemented adjustment hedge transaction strategies having a total volume of 1 675 tonnes and a maturity falling in January, March, April, May and June 2007.

(amounts shown are in '000 PLN, unless otherwise indicated)

In the case of the silver market, during the analysed period no strategies were implemented hedging the price of this metal. In the first quarter of 2007 no adjustment hedge transactions were implemented on the silver market.

In the case of the forward currency market, in the first quarter of 2007 the Company implemented strategies hedging the USD/PLN rate covering 300 mln USD and a maturity falling in the second half of 2007. The Company made use of forward contracts. During the period no adjustment hedge transactions were implemented by the Company on the currency market.

The Company remains hedged for a portion of copper sales planned in 2007 (84 thousand t) and in 2008 (90 thousand t), for a portion of silver sales planned in 2007 (1.2 mln troz) and in 2008 (2.4 mln troz), as well as for a portion of revenues from sales (currency market), planned to be achieved in 2007 (386.25 mln USD).

At 31 March 2007 the fair value of open positions in derivative instruments amounted to PLN (251 805) thousand. Should market conditions prevailing at the balance sheet date continue to be maintained throughout the hedged period, the above-mentioned amounts would adjust revenues from sales of the Company in 2007 and in 2008 in respect of the effective portion of hedging instruments, or would affect operating costs/income in 2007 and in 2008 in respect of the ineffective portion of hedging and held for trading instruments. The fair value of open positions in derivative instruments varies depending on changes in market conditions, and the final result on these transactions may significantly differ from the valuation described above.

At the end of the first quarter of 2007 the revaluation reserve from measurement of the effective portion of the fair value of hedging instruments amounted to PLN (214 689) thousand, of which PLN (307 585) thousand was in respect of the effective portion of the result from the measurement of transactions hedging commodity price risk, while PLN 92 896 thousand was in respect of the effective portion of the result from the measurement of transactions hedging currency price risk (including PLN 48 279 thousand respecting loans drawn in foreign currencies).

At the end of the fourth quarter of 2006 the revaluation reserve from measurement of the effective portion of the fair value of hedging instruments amounted to PLN (557 528) thousand.

During the first quarter of 2007 the change in the reserve (an increase) amounted to PLN 342 839 thousand. This amount includes an increase in equity due to the effective portion of hedging transactions entered into, and the amount transferred from equity to profit and loss due to the settlement of hedging transactions (being an adjustment in minus of revenues from sales for the first quarter of 2007 in the amount of PLN (243 860) thousand).

VIII. Information on the issuance of debt and equity securities

There was no issuance, redemption or repayment of debt and equity securities during the period presented in the Company.

IX. Information related to a paid (or declared) dividend

The Management Board of KGHM Polska Miedź S.A. will submit to the Ordinary General Shareholders Meeting a proposal on the distribution of profit for financial year 2006, in which it will propose the payment of a dividend in the amount of PLN 1 400 000 thousand, i.e. PLN 7.00 per share.
The proposal of the Management Board was favorably reviewed by the Supervisory Board of the Company. The Management Board of the Company will propose to the General Shareholders Meeting the following dividend-related dates: the right to dividend date - 25 June 2007; and the dividend payment date - 10 July 2007.

The final decision on the distribution of profit of KGHM Polska Miedź S.A. for 2006 will be made by the General Shareholders Meeting of KGHM Polska Miedź S.A., which has been convened for 30 May 2007.
All of the Company's shares are ordinary shares.

X. Subsequent events

None.

XI. Effects of changes in the structure of the economic entity including due to the combination of economic entities, to the takeover or sale of entities of the Group, to long term investments, or to the separation, restructurisation or discontinuation of activities.

There were no changes in the structure of the Company in the current period.

(amounts shown are in '000 PLN, unless otherwise indicated)

XII. Contingent liabilities and other off-balance sheet items

		At 31.03.2007	Increase/(decrease) since the end of the last financial year
1.	**Contingent receivables due to disputed State budget issues**	**156 660**	**(973)**
2.	**Contingent liabilities**	**749 754**	**13 411**
	due to		
-	guarantees and security granted	7 251	32
-	an agreement on the acceptance of the offer and conditional transfer of the shares in Polkomtel S.A.	732 771	14 202
-	disputed, court and unresolved issues	6 791	479
-	contingent penalties	2 941	(1 302)
3.	**Off-balance sheet liabilities**	**418 975**	**(17 312)**
	due to		
-	inventions, implementation of projects	18 735	(11 913)
-	operating lease: including liability due to perpetual usufruct of land	400 240	(5 399)

p.o. DYREKTOR GENERALNY
Centrum Usług Księgowych
GŁÓWNY KSIĘGOWY KGHM
Ludmiła Mordylak

WICEPREZES ZARZĄDU
Marek Fusiński

PREZES ZARZĄDU
Krzysztof Skóra

Other information to the quarterly report
Q1/2007

(pursuant to § 91 sec. 6 of the Decree of the Minister of Finance dated 19 October 2005 - Journal of Laws Nr 209, item 1744)

I. Selected financial data

SELECTED FINANCIAL DATA	in '000 PLN **I quarter accrued period from 01-01-2007 to 31-03-2007**	in '000 PLN **I quarter accrued period from 01-01-2006 to 31-03-2006**	in '000 EUR **I quarter accrued period from 01-01-2007 to 31-03-2007**	in '000 EUR **I quarter accrued period from 01-01-2006 to 31-03-2006**
I. Sales	2 643 492	2 460 112	676 725	639 721
II. Operating profit	1 100 876	1 029 081	281 821	267 600
III. Profit before taxation	1 094 888	1 024 795	280 288	266 485
IV. Profit for the period	914 265	829 777	234 049	215 773
V. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VI. Earnings per ordinary share (in PLN/EUR)	4.57	4.15	1.17	1.08
VII. Net cash generated from operating activities	895 418	251 782	229 224	65 473
VIII. Net cash used in investing activities	(503 474)	(224 272)	(128 888)	(58 319)
IX. Net cash used in financing activities	(1 935)	(3 689)	(495)	(959)
X. Total net cash flow	390 009	23 821	99 841	6 195
	At 31.03.2007	At 31.12.2006	At 31.03.2007	At 31.12.2006
XI. Current assets	6 030 823	5 234 938	1 558 554	1 366 396
XII. Non-current assets	7 153 441	7 100 481	1 848 673	1 853 331
XIII. Total assets	13 184 264	12 335 419	3 407 227	3 219 727
XIV. Current liabilities	2 435 566	2 847 051	629 427	743 122
XV. Non-current liabilities	1 387 003	1 320 741	358 445	344 733
XVI. Equity	9 361 695	8 167 627	2 419 355	2 131 872
Closing price of shares on last day of trading of Q1 2007 and Q1 2006 (in PLN)	97.90	83.00		

II. Organisational structure of KGHM Polska Miedź S.A. Group at 31 March 2007


Parent Entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
KGHM CUPRUM sp. z o.o. - CBR
"Energetyka" sp. z o.o
Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o. in liquidation
KGHM Polish Copper Ltd.
CBJ sp. z o.o.
POL-MIEDŹ TRANS Sp. z o.o.
KGHM Kupferhandelsges. m.b.H
KGHM CONGO S.P.R.L.
KGHM Metraco S.A.
PeBeKa S.A.
DIALOG S.A.
Tele Video Media sp. z o.o.
Vivid.pl SA
"Zagłębie" Lubin SSA
PHP "MERCUS" sp. z o.o.
PHU "Lubinpex" Sp. z o.o.
KGHM Ecoren S.A.
WFP Hefra SA
WM "ŁABĘDY" S.A.
Walcownia Metali Nieżelaznych spółka z o.o.
DFM ZANAM - LEGMET Sp. z o.o.
INOVA Spółka z o.o.
DKE Spółka z o.o.
INTERFERIE S.A.
Subsidiaries and indirect subsidiaries not subject to consolidation
PU "Mercus Serwis" Sp. z o.o.
AQUAKONRAD SA in bankruptcy
PCPM sp. z o.o.
TUW-CUPRUM
Associates
Polkomtel S.A.
MINOVA-KSANTE Spółka z o.o.
Indirect associates not accounted for using the equity method
PHU "Mercus Bis" Sp. z o.o.

III Effects of changes in the structure of the economic entity including due to the combination of economic entities, to the takeover or sale of entities of the Group, to non-current investments, or to the separation, restructurisation or discontinuation of activities

The effects of changes in the structure of the economic entity are presented in point XI of the condensed financial statements.

IV. Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for the year 2007, in light of the results presented in this quarterly report relative to forecast results

In a current report dated 17 January 2007 the Company published the Budget assumptions for 2007 as approved at a meeting of the Supervisory Board on the same day.

The approved Budget assumes the achievement in 2007 of revenues from the sale of products, goods for resale and materials of PLN 10 647 mln and of profit for the period of PLN 2 978 mln.

In the first quarter of 2007 the Company earned revenues from sales of PLN 2 643 mln and a profit for the financial period of PLN 914 mln, meaning an advance on achievement of the Budget respectively of 25% and 31%.

A significant cause of this advance on the planned profit was the dividend from Polkomtel S.A. in the amount of PLN 202 mln.

The total unit cost of electrolytic copper production in the first quarter of 2007 was 9 611 PLN/t, and was 1.7% higher than that assumed in the Budget for 2007 (9 450 PLN/t).

The level of the unit cost conformed to the assumptions for this period, as the result of realisation of a relatively lower planned volume of copper production (respecting the plan for the subsequent quarters of 2007) and the structure and valuation of external copper-bearing materials.

The Company does not foresee any threat to achieving its financial projection.

V. Shareholders holding at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. as at the date of publication of this quarterly report, and changes in the ownership structure of significant packets of shares of the Company in the period since publication of the prior quarterly report

At the date of publication of the report for the fourth quarter of 2006, i.e. at 14 February 2007, the only shareholder owning at least 5% of the total number of votes at the General Shareholders Meeting of the Company was the State Treasury - 88 567 589 shares, representing 44.28% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 12 January 2001).

Following publication of the report for the fourth quarter of 2006, the Company has not received any information from shareholders on any changes in the ownership structure of significant packets of shares.

At the date of publication of this report, based on information held by the Company, the only shareholder owning at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. is still the State Treasury - 88 567 589 shares, representing 44.28% of the share capital of the Company and the same number of votes at the General Shareholders Meeting.

VI. Changes in ownership of shares of KGHM Polska Miedź S.A. or of rights to them (options) by management or supervisory personnel of the Company, based on information held by the Company, during the period following publication of the prior consolidated quarterly report

The Members of the Management Board of the Company, at the date of publication of the report for the fourth quarter of 2006, i.e. at 14 February 2007, did not own any shares of KGHM Polska Miedź S.A. Based on information held by the Company, at the date of publication of this report this did not change.

Among supervisory personnel, at the date of publication of the report for the fourth quarter of 2006, only Ryszard Kurek owned 10 shares of KGHM Polska Miedź S.A. Based on information held by the Company, at the date of publication of this report this did not change.

VII. List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries at 31 March 2007, does not represent at least 10% of the equity of KGHM Polska Miedź S.A.

VIII. Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the total value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of EUR 500 000 – which are not typical and routine transactions entered into under market conditions between related entities and do not arise from on-going operating activities

In the first quarter of 2007 neither KGHM Polska Mięḍź S.A. nor its subsidiaries entered into transactions with related entities which were not typical having a value exceeding EUR 500 000.

IX. Information on the granting by KGHM Polska Miedź S.A. or by a subsidiary of collateral on credit or loans, or of guarantees – in total to a single entity or subsidiary, if the total value of existing securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period 1 January 2007 to 31 March 2007 neither the Company nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

X. Other information significant for the evaluation of employment, assets, finances and the financial result and any changes thereto, and information which is important for evaluating the capacity to meet liabilities

In the first quarter of 2007 there were no other events in the Company, apart from those mentioned above and in the commentary to the condensed quarterly financial report, which are significant for the evaluation of employment, assets, finances, the financial result and any changes thereto, or any other events significant for evaluating the capacity of the Company to meet its liabilities.

XI. Factors which, in the opinion of KGHM Polska Miedź S.A., will impact the financial results of the Company, at least in the following quarter.

The main factors affecting the results achieved by KGHM, in particular with respect to the following quarter, are:

- copper and silver prices on the metals markets,
- the PLN/USD exchange rate, and
- electrolytic copper production costs.

p.o. DYREKTOR GENERALNY
Centrum Usług Księgowych
GŁÓWNY KSIĘGOWY KGHM
Ludmiła Mordylak

WICEPREZES ZARZĄDU
Marek Fusiński

PREZES ZARZĄDU
Krzysztof Skóra

SIGNATURES OF PERSONS REPRESENTING THE COMPANY

Date	First, surname	Position/Function	Signature
7 May 2007			PREZES ZARZĄDU Krzysztof Skóra
7 May 2007			WICEPREZES ZARZĄDU Marek Fusiński
7 May 2007			p.o. DYREKTOR GENERALNY Centrum Usług Księgowych GŁÓWNY KSIĘGOWY KGHM Ludmiła Mordylak

END